                           OFFER TO PURCHASE FOR CASH
                           ALL SHARES OF COMMON STOCK
                (INCLUDING ANY ASSOCIATED STOCK PURCHASE RIGHTS)

                                       OF

                         GUARANTY NATIONAL CORPORATION
                                       AT

                              $36.00 NET PER SHARE
                                       BY

                           ORION CAPITAL CORPORATION
   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, DECEMBER 4, 1997, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER DATED AS OF OCTOBER 31, 1997 (THE "MERGER AGREEMENT") BY AND BETWEEN ORION CAPITAL CORPORATION ("ORION") AND GUARANTY NATIONAL CORPORATION ("GUARANTY"). THE BOARD OF DIRECTORS OF GUARANTY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF GUARANTY, AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE SHAREHOLDERS OF GUARANTY.

     ORION'S OBLIGATION TO PURCHASE SHARES PURSUANT TO THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR, WHERE APPLICABLE, WAIVER OF THE FOLLOWING CONDITIONS: (i) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, EXCLUDING SHARES OWNED BY ORION AND ITS WHOLLY-OWNED SUBSIDIARIES (THE "TENDER SHARES"), WILL CONSTITUTE AT LEAST 50.01% OF THE TOTAL NUMBER OF OUTSTANDING TENDER SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PURCHASE BY ORION PURSUANT TO THE OFFER (THE "MINIMUM SHARE CONDITION"), AND (ii) ALL REGULATORY APPROVALS, IF ANY, REQUIRED TO CONSUMMATE THE OFFER HAVING BEEN OBTAINED ON TERMS AND CONDITIONS SATISFACTORY TO THE ORION BOARD OF DIRECTORS (THE "REGULATORY APPROVAL CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE THE OFFER--SECTION 10. Orion reserves the right to extend the Offer from time to time in its sole discretion beyond the Expiration Date in order, among other reasons, to permit the conditions to the Offer to be satisfied. Capitalized terms used but not defined above are defined hereinafter.
                            ------------------------

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                         ------------------------------

                      The Dealer Manager for the Offer is:
                          DONALDSON, LUFKIN & JENRETTE
                              SECURITIES CORPORATION

                                November 5, 1997

                                   IMPORTANT

     Any Guaranty shareholder desiring to tender all or any portion of his or her Shares should either (a) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile and any other required documents to State Street Bank and Trust Company (the "Depositary") and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal, deliver such Shares pursuant to the procedures for book-entry transfer set forth herein or comply with the guaranteed delivery procedures set forth in THE OFFER--Section 3, or (b) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Any Guaranty shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact such broker, dealer, commercial bank, trust company or other nominee if he or she desires to tender such Shares.

     Any Guaranty shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following the procedure for guaranteed delivery set forth in THE OFFER--Section 3.

     Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to the Dealer Manager or to brokers, dealers, commercial banks or trust companies.

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
INTRODUCTION..........................................................................       1
SPECIAL FACTORS.......................................................................       2
  Background of the Transactions......................................................       2
  Fairness of the Offer and the Merger................................................       7
  Reasons for the Offer and the Merger; Purpose and Structure of the Transactions;
  Plans After the Offer; Effects of the Offer and the Merger..........................       8
  Interests of Certain Persons in the Transactions; Securities Ownership; Related
  Transactions........................................................................       9
  No Dissenters' Rights in the Offer..................................................      11
  Certain Federal Income Tax Consequences.............................................      12
  Source and Amount of Funds -- Financing of the Offer and the Merger.................      12
THE OFFER.............................................................................      12
 1.     Terms of the Offer; Expiration Date...........................................      12
 2.     Acceptance for Payment and Payment for Shares.................................      14
 3.     Procedures for Accepting the Offer and Tendering Shares.......................      15
 4.     Withdrawal Rights.............................................................      17
 5.     Price Range of Shares; Dividends..............................................      18
 6.     Effect of the Offer on the Market for the Shares; Listing on the NYSE;
          Registration Under the Exchange Act; Margin Regulations.....................      18
 7.     Certain Information Concerning Guaranty.......................................      19
 8.     Certain Information Concerning Orion..........................................      22
 9.     Dividends and Other Distributions.............................................      23
10.     Certain Conditions of the Offer...............................................      24
11.     Certain Legal Matters.........................................................      26
12.     Fees and Expenses.............................................................      31
13.     Miscellaneous.................................................................      32
Annex I -- Directors and Executive Officers of Orion..................................     I-1
Annex II -- Guaranty Share Ownership and Other Information............................    II-1

To the Holders of Common Stock of
  GUARANTY NATIONAL CORPORATION:

                                  INTRODUCTION

     Orion Capital Corporation, a Delaware corporation ("Orion"), hereby offers to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Guaranty National Corporation, a Colorado corporation ("Guaranty"), at $36.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     Unless the context otherwise requires, all references to Shares shall include any associated stock purchase rights (the "Rights") pursuant to the Rights Agreement dated November 20, 1991 between Guaranty and its rights agent and all benefits that may inure to holders thereof. Orion has been advised by Guaranty that, as of the date of this Offer to Purchase, the Rights are attached to the Shares and are not separately transferable or exercisable and will not become so by reason of the Offer or the Merger referred to below. See THE OFFER--Section 11.

     Tendering shareholders will not be obligated to pay brokerage commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Orion will pay all charges and expenses of State Street Bank and Trust Company (the "Depositary"), D.F. King & Co., Inc. (the "Information Agent") and Donaldson, Lufkin & Jenrette Securities Corporation, which is acting as Dealer Manager (the "Dealer Manager") in connection with the Offer. See THE OFFER--Section 12.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), A NUMBER OF SHARES WHICH, EXCLUDING THE SHARES OWNED BY ORION AND ITS WHOLLY-OWNED SUBSIDIARIES (THE "TENDER SHARES"), WILL CONSTITUTE AT LEAST 50.01% OF THE TOTAL NUMBER OF OUTSTANDING TENDER SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PURCHASE BY ORION PURSUANT TO THE OFFER (THE "MINIMUM SHARE CONDITION"); AND
(II) ALL REGULATORY APPROVALS, IF ANY, REQUIRED TO CONSUMMATE THE OFFER HAVING BEEN OBTAINED ON TERMS AND CONDITIONS SATISFACTORY TO THE ORION BOARD OF DIRECTORS (THE "REGULATORY CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE THE OFFER--SECTION 10.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 31, 1997 (the "Merger Agreement"), by and between Orion and Guaranty. The Merger Agreement provides, among other things, that as promptly as practicable following the completion of the Offer and the satisfaction or waiver of certain conditions, including the purchase of Shares pursuant to the Offer and satisfaction of the Minimum Share Condition (sometimes referred to herein as the "consummation" of the Offer), a newly formed wholly-owned subsidiary of Orion, GNC Transition Corp. ("Transition"), will be merged with and into Guaranty (the "Merger"), with Guaranty as the surviving corporation (the "Surviving Corporation"), with the result that all the outstanding Shares will be owned directly or indirectly by Orion. In the Merger, each issued and outstanding Share (other than Shares of holders exercising dissenters' rights in the Merger) not owned directly or indirectly by Guaranty will be converted into and represent the right to receive $36.00 in cash, without interest (the "Merger Price"); provided, however, that any Shares owned by Orion will be cancelled and the Merger Price will not be paid in respect of any such Shares. See THE OFFER--Section 11.

     THE BOARD OF DIRECTORS OF GUARANTY (THE "GNC BOARD" OR "GNC BOARD OF DIRECTORS") HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF GUARANTY, AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE SHAREHOLDERS OF GUARANTY.

     Salomon Brothers Inc, ("Salomon") financial advisor to the Special Committee of Independent Directors (as defined under SPECIAL
FACTORS -- Background of the Transactions) of Guaranty, has delivered to the Committee its opinion to the effect that the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of such opinion in writing is to be included with Guaranty's Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (the "Schedule 14D-9") which will be filed with the Securities and Exchange Commission (the "SEC") in accordance with the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and mailed to holders of the Shares and which should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by Salomon.

     According to Guaranty's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "September 10-Q"), filed with the SEC, there were 15,062,933 Shares outstanding as of November 3, 1997. On the date hereof, Orion and its Subsidiaries own in the aggregate 12,129,942 Shares, representing approximately 80.5% of the Shares outstanding at such date. The Tender Shares subject to the Offer represent approximately 19.5% of the outstanding Shares. According to Guaranty's 1996 Annual Report on Form 10-K, the approximate number of holders of Shares as of February 28, 1997 was 2,400, including both record and beneficial shareholders.

     Certain information included in this Offer to Purchase about Guaranty, about its advisors and about contacts of Guaranty with parties other than Orion has been taken from, or is based upon, publicly available documents on file with the SEC and is qualified in its entirety by reference to such documents. Such documents may be obtained as described under THE OFFER--Section 7. The Shares are listed and traded on the New York Stock Exchange (the "NYSE"). Certain of the executive officers and directors of Orion are also directors of Guaranty, and certain non-public information concerning Guaranty has been made available to those directors in their capacity as directors of Guaranty. See, SPECIAL FACTORS--Background of the Offer and SPECIAL FACTORS -- Certain Relationships; Related Transactions; Interests of Certain Persons. Although Orion does not have any knowledge that would indicate that any statements contained herein which are based on such public documents or on information concerning Guaranty otherwise provided to Orion are untrue, Orion cannot take responsibility for the accuracy or completeness of such public documents or for any failure by Guaranty to disclose events which may have occurred and which have affected or may affect the significance or accuracy of any such information.

     THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTIONS

     Since August, 1984, Orion has had, directly or through wholly-owned subsidiaries, a substantial ownership interest in Guaranty. In November 1988, Orion, through wholly-owned subsidiaries, increased its ownership of Guaranty from 49.7% to 100%. On November 20, 1991, Orion sold 6,250,000 Shares in an initial public offering at a net price per share of $13.60, reducing its ownership interest to 49.3% of the then outstanding Shares. Since then, Guaranty has operated as an independent publicly-traded company. In connection with the public offering in 1991, Orion, certain of its subsidiaries and Guaranty entered into the Shareholder Agreement (as subsequently amended, the "Shareholder Agreement").

     On July 18, 1995, Guaranty acquired all the capital stock of Viking Insurance Holdings, Inc. ("Viking") for a total consideration of $102,700,000 (subject to certain adjustments). Guaranty financed the acquisition of Viking by selling 1,550,000 Shares in a European offering pursuant to Regulation S under the Securities Act, and utilizing a portion of a new $110,000,000 credit facility from a group of lending banks. At that time, certain of Orion's wholly-owned subsidiaries held $20,896,000 of Guaranty's subordinated promissory notes due 2003 (the "2003 Notes") which had been issued in November 1991. To facilitate Guaranty's acquisition of Viking, the entire principal amount of the 2003 Notes was converted in July and October 1995 into 1,326,128 Shares at $15.76 per share, the same net price per Share received by Guaranty in its Regulation S offering. The conversion of the 2003 Notes restored Orion to its previous ownership level in Guaranty of slightly less than 50% of the outstanding Shares following the increase in the number of Shares resulting from Guaranty's Regulation S offering. From November 1995 through March 1996, Design Professionals Insurance Company, a wholly-owned subsidiary of Orion, acquired an additional 80,000 Shares in open market purchases.

     In December 1995 and February 1996, representatives of companies in the insurance industry expressed an interest to the late Mr. Alan R. Gruber, then the Chairman and Chief Executive Officer of Orion, in acquiring from Orion its Shares in connection with a possible acquisition of Guaranty. In each of these cases, such companies subsequently indicated that their managements had decided to pursue other opportunities. No price was discussed in any case for the Shares, and no offer was made. In March 1996, a financial intermediary told Orion that he had proposed to a third-party entity the possible purchase from Orion of its Shares in connection with a possible purchase of Guaranty. The financial intermediary was not retained by Orion to effect such a transaction and Orion has no information to the effect that he was retained to do so by the third party. Orion had no further contact, and received no offer, concerning the proposal.

     On May 8, 1996, Orion and certain of its wholly-owned subsidiaries (the "Subsidiaries") commenced a tender offer for up to 4,600,000 Shares (the "1996 Tender Offer"), a number which would bring Orion's ownership to more than 80% of the outstanding Shares and allow Orion to file a consolidated federal income tax return which includes Guaranty. Prior to consummation of the 1996 Tender Offer and in connection with it, the Shareholder Agreement was amended. Orion and the Subsidiaries agreed not to purchase, prior to July 1, 1999, additional Shares (if after giving effect to such purchase they would own more than 81% of the outstanding Shares) other than pursuant to an offer involving consideration equal to at least $18.50 per Share and made for all Shares not held by them, such offer to be conditioned upon the acceptance thereof by at least a majority of the Shares then outstanding and not held by Orion and its Subsidiaries. On July 2, 1996, Orion and the Subsidiaries completed the 1996 Tender Offer for 4,600,000 Shares.

     On July 2, 1996, Orion also signed a Memorandum of Understanding with respect to the settlement and dismissal of three lawsuits which had been brought as a result of the 1996 Tender Offer. Pursuant to the terms of the Memorandum of Understanding, all pending litigation was terminated and Orion confirmed the undertaking with respect to the purchase of additional Shares described above, which it had made while the 1996 Tender Offer was pending.

     On July 17, 1996, Orion purchased, for $14.50 per Share, an additional 120,000 Shares, which together with Shares purchased in the 1996 Tender Offer, increased Orion's aggregate ownership of Shares to approximately 81.0%. Since July 17, 1996, Orion and its subsidiaries have not purchased any Shares.

     Orion and the Subsidiaries, beneficially own, in the aggregate, 12,129,942 Shares. Set forth below is the number of Shares held by Orion and the Subsidiaries, respectively, as of the date of this Offer to Purchase:

                                                                        NO. OF SHARES    %*
    Orion Capital Corporation.........................................     1,145,000     7.60
    The Connecticut Indemnity Company.................................     1,381,168     9.17
    Connecticut Specialty Insurance Company...........................       215,154     1.43
    Design Professionals Insurance Company............................       317,115     2.10
    EBI Indemnity Company.............................................       630,379     4.18
    Employee Benefits Insurance Company...............................       618,612     4.11
    The Fire and Casualty Insurance Company of Connecticut............       637,998     4.24
    Security Insurance Company of Hartford............................     7,116,802    47.25
    SecurityRe, Inc...................................................        67,714     0.45
                                                                          ----------    -----
                                                                          12,129,942    80.53%
                                                                          ==========    =====

     The principal business address for Orion and the Subsidiaries is 9 Farm Springs Road, Farmington, Connecticut 06032.
------------------------------
* Based on the number of shares reported by Guaranty in its September 10-Q to be outstanding as of November 3, 1997.

     Although each of Orion's Subsidiaries has sole power to vote and dispose of its Shares and makes its own investment decisions, Orion is deemed by its direct or indirect voting control of the Subsidiaries to be able ultimately to direct the acquisition, voting and disposition of the Shares held by the Subsidiaries.

     By mid-1997, senior management of Orion determined that if Guaranty is to be a significant factor in the nonstandard personal auto insurance market, it would be desirable for it to expand its base of business. That conclusion was in part based on the consolidation of the nonstandard auto insurance business that was taking place during the first and second quarters of 1997. To some extent, Guaranty itself has the capital capacity to expand its business base by internal and external growth, but certain strategic alternatives being considered by it will likely require additional capital if they are to be accomplished. Orion has concluded that such additional capital support can be more efficiently furnished if Guaranty becomes a wholly-owned subsidiary of Orion.

     In June, 1997, during a discussion of Guaranty's strategic alternatives among W. Marston Becker, Chairman and Chief Executive Officer of Orion, James R. Pouliot, President and Chief Executive Officer of Guaranty, and Michael L. Pautler, Senior Vice President of Finance and Treasurer of Guaranty, the possible advantage of a full consolidation was raised but not discussed in any detail.

     On July 8, 1997, an Executive Committee meeting of the Orion Board of Directors was held to explore the various aspects of the potential acquisition by Orion of the Shares it does not own. The Executive Committee authorized Mr. Becker to open a dialogue with Guaranty to discuss the potential of such a transaction. On that same day, Mr. Becker telephoned Mr. Pouliot to continue the discussion of the strategic alternatives of Guaranty. During that discussion, Mr. Becker expressed the view that consideration might be given to having Orion acquire the remaining interest in Guaranty, not already owned by Orion, through a merger or similar transaction. Based on the closing sales price of $23.9375 of Shares on July 8, 1997, Mr. Becker suggested a possible price of $26.00. He further suggested that a merger in which stock of Orion would be exchanged for the Shares not already owned by Orion on an agreed ratio seemed to Orion to produce the most favorable after-tax result to individual shareholders of Guaranty (noting that certain institutional shareholders might be less concerned with the form of consideration). He further stated that among the holders of Shares, there were a significant number of holders who were also shareholders of Orion, concluding that since those persons had already chosen to invest in Orion, they presumably would be well disposed to continuing their investment in Guaranty on an indirect basis by increasing their holdings of Orion Common Stock. He suggested that before any discussions took place concerning the desirability of a merger of Guaranty, the financial adviser of Orion meet with a designated financial adviser to Guaranty to discuss the relative valuation of the two entities. He further suggested that any financial adviser retained by Guaranty report to the directors of Guaranty who are not employees or directors of Orion. Subsequently, Orion was informed that Guaranty had retained the firm of Salomon to represent the Independent Directors in such discussions.

     During the months of July and August 1997, Salomon and Orion's financial adviser, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), conducted due diligence reviews at Guaranty and Orion and had several conversations concerning valuation principles which might be relevant to a merger of Guaranty and a newly formed subsidiary of Orion. No agreement was reached by them as to the valuation of the Shares not already owned by Orion and the Subsidiaries or even as to a mutually-agreed range of values. Orion was advised that further due diligence and analysis would be required by Salomon.

     On September 2, 1997, an Executive Committee meeting of the Orion Board of Directors was held to discuss the status of the discussions between Orion and Guaranty. The Executive Committee authorized Mr. Becker to send a letter to the Guaranty Board of Directors to propose a meeting to discuss the potential for a transaction.

     On September 4, 1997, Mr. Becker sent a letter to the Guaranty Board of Directors and requested that a special meeting of the Guaranty Board of Directors be held following a regular meeting of the Orion Board of Directors which was to be held in Colorado on September 12. The purpose of the meeting was to discuss with the entire Guaranty Board why Mr. Becker felt the combination of the two companies was strategically important for Guaranty and the results, from his perspective, of the discussions which had taken place since July between Salomon and DLJ. In the letter, Mr. Becker stated he would be prepared to suggest to the Orion

Board of Directors that Orion acquire, most likely through a merger, the remaining Shares it did not own for a value of $30.25 per share (partially cash and partially stock).

     On September 12, 1997, separate meetings of the Boards of Directors of Orion and of Guaranty were held at the headquarters of Guaranty in Englewood, Colorado. At the Orion meeting, the Board of Directors authorized Mr. Becker to discuss with the Guaranty Board of Directors the work which had been done by DLJ. Anticipating that Salomon had informed the Independent Directors of Guaranty of its conclusions concerning its valuation of the Shares not already owned by Orion and the Subsidiaries, Orion's Board of Directors authorized the Executive Committee of the Orion Board to formulate an offer to Guaranty if it appeared that there was substantial agreement with the recommendations to Guaranty's Independent Directors by Salomon.

     At the meeting on September 12 of the Guaranty Board of Directors, Orion was informed that the independent directors of Guaranty had not formally met with Salomon and had not reached any conclusion as to the value of the Shares not already owned by Orion and the Subsidiaries. Nonetheless, Mr. Becker presented to the Guaranty Board of Directors data which had been developed by Orion and DLJ as to the value of Guaranty and as to the form of transaction and form of consideration which Orion believed would be most advantageous to the shareholders of Guaranty. He indicated to the Board of Guaranty that he would be prepared to recommend a price of $30.25 per Share (partially cash and partially stock) to Orion's Board of Directors and was informed that the Independent Directors of Guaranty were not at that time in a position to consider an offer without further advice from Salomon. Orion was informed that the Independent Directors of Guaranty would organize themselves to evaluate the proposal.

     On September 15, 1997, one of the Independent Directors of Guaranty telephoned Mr. Becker and informed him that the Independent Directors had met with Salomon and discussed with Salomon its evaluation study. He further stated that the financial adviser wished to review the results of Guaranty's operations since the adviser's last meeting with senior management. Finally, he suggested the desirability of additional meetings involving Mr. Becker and one or more of Guaranty's Independent Directors.

     On September 16, 1997, Mr. Becker was asked, as Chairman of Guaranty, to convene a meeting of its Executive Committee at which the Independent Directors could be formally designated as a special committee. That meeting was called and a Special Committee of Independent Directors was appointed with Dennis J. Lacey as its Chairman; the other director-members are Tucker H. Adams, M. Ann Padilla, and Richard R. Thomas (such directors of Guaranty being referred to as the "Independent Directors"). Mr. Becker was then asked, as the Chairman of Orion, to meet with Mr. Lacey, and the legal and financial advisers of both Orion and the Independent Directors, to discuss further a potential transaction and to attempt to reach agreement on value. That meeting took place on September 17, 1997, in Denver, Colorado.

     At the September 17 meeting, a representative of Salomon presented an analysis of its valuation approach but noted that his firm was not yet in a position to render an opinion as to the fairness of any particular price. The representatives of Orion concluded, based on exhibits prepared by and remarks made by Guaranty's advisers, that a price of approximately $34.00 was a fair price upon which to base an offer for the Shares. Mr. Lacey suggested a price of $36.00, but at the conclusion of discussions, Mr. Becker proposed an offer of $34.00 per Share, payable 80% in cash and 20% in Orion Common Stock with a formula designed to adjust for changes in excess of approximately 7 1/2% in the closing market price on September 17 of Orion Common Stock, subsequent to September 17 and prior to the exchange date, and with provision for termination rights if the market price of Orion Common Stock should rise or fall by approximately 15% or more. Orion's advisers further recommended that this transaction be accomplished by a tender offer for all Shares not owned by Orion, followed by a merger in which any Shares not properly tendered could be acquired.

     During the evening of September 17, Mr. Lacey telephoned Mr. Becker and informed him that the Independent Directors were not in a position to make a recommendation concerning the offer which had been extended. Mr. Becker indicated to him that Orion's opinion was that the discussion process would best be served by making a specific proposal containing those elements which seemed to Orion to be fair to the shareholders of Guaranty and to recognize fully the value of the outstanding Shares not owned by Orion and the Subsidiaries. On September 18, Orion issued a press release announcing that it would make an offer directly to the shareholders of Guaranty so that each Guaranty shareholder could make his or her own judgment as to whether to accept Orion's offer.

     On September 22, 1997, Orion filed with the SEC a Registration Statement on Form S-4 with respect to an offer to exchange for each Share not owned by it or its wholly-owned subsidiaries, $27.20 in cash and $6.80 in shares of Orion Common Stock, subject to certain adjustments as described above (the "Exchange Offer"). Following the filing, Orion's representatives inquired as to when the Independent Directors of Guaranty would make a recommendation pursuant to Rule 14d-9 with respect to the Exchange Offer and were informed that no filing would be made pursuant to that Rule until after the Registration Statement on Form S-4 was declared effective by the SEC.

     On October 21, 1997, Mr. Becker received a telephone call from Mr. Lacey in which Mr. Lacey inquired as to the progress being made by the SEC in reviewing Orion's Form S-4 filing. He also asked whether he was correct in believing that Orion would increase its offer price to $36.00 per share if the consideration were all cash and if the Independent Directors found that price acceptable. Mr. Becker asked whether the Independent Directors and Salomon had concluded that $36.00 represented fair value to the holders of Shares and Mr. Lacey responded that no action had been taken but that he would request formal consideration of that price if Mr. Becker thought that would be a productive step. Mr. Becker agreed that it would be and said that he would immediately convey any finding of the Independent Directors to the Executive Committee of Orion's Board of Directors. Messrs. Becker and Lacey also discussed whether, if a mutually-agreeable price could be reached, the Exchange Offer should proceed or a merger be proposed instead.

     During the afternoon of October 27, Mr. Lacey reported to Mr. Becker that he was prepared to recommend to the Independent Directors a cash price of $36.00 net to the shareholder plus a contingent payment, in the event Orion should sell Guaranty within twelve months, equal to 50% of the difference between $36.00 and the per-share sales price received by Orion in any such sale. He further stated that he believed that Salomon would report favorably on the fairness of that price, as a financial matter, to the holders of the Shares subject to Orion's offer.

     That proposal was reported to the Executive Committee of the Orion Board of Directors by Mr. Becker on October 28. The Executive Committee concluded, and Mr. Becker then reported to Mr. Lacey, that although Orion has no present intention to sell Guaranty, it would accept a contingent sharing proposal and would, in fact, raise the percentage contingently shared to 75%, but because of the administrative expense involved in establishing and maintaining records of persons entitled at any point in time to a contingent shared right, the possibility that the offering of such rights might require registration under applicable state or federal securities laws and the uncertainty that might be created as to whether a future ordinary-course restructuring or repositioning by Guaranty of its assets or operations constituted a "triggering" event, Orion would be prepared to offer $35.00 (plus 75% of any future contingent profit) if the Independent Directors insisted on the contingent profit-sharing feature. Mr. Becker did, however, indicate that the $36.00 price level, entirely in cash, and without the contingent-sharing feature, was also acceptable.

     Mr. Lacey responded that he believed that the $36.00 price without the contingency would be preferred by the Independent Directors, and he would recommend it to them. Mr. Becker said that he had authority to make such a proposal and he and Mr. Lacey agreed that an appropriate agreement should be drawn up for presentation to the Boards of Directors of Guaranty and Orion.

     On October 30, 1997, the Board of Directors of Guaranty unanimously approved the Agreement and Plan of Merger and on October 31, 1997, it was approved unanimously by the Board of Directors of Orion. Following those meetings, the SEC was notified by Orion that it would withdraw its Registration Statement on Form S-4 with respect to the proposed Exchange Offer. On October 31, 1997, a press release was issued announcing that Orion and Guaranty had entered into the Merger Agreement, which provides for the making of the Offer. For a description of the Merger Agreement, see THE OFFER--Section 11.

     Guaranty Board Composition; Orion Nominees. Messrs. W. Marston Becker, Chairman and Chief Executive Officer of Orion, Vincent T. Papa, Senior Vice President of Orion and Chairman and Chief Executive Officer of Wm. H. McGee & Co., Inc., a wholly-owned subsidiary of Orion, and William J.

Shepherd, a director of Orion, currently serve as Orion's designated directors on Guaranty's Board. Mr. Robert B. Sanborn, formerly the President of Orion and formerly an Orion designee on the Guaranty Board, and now a senior consultant of Orion, was asked by Guaranty to continue as a director of Guaranty following his retirement as President of Orion. Mr. Sanborn is currently a director of Orion but is not an Orion-designated director of Guaranty. Mr. Sanborn receives the regular fees and other benefits provided to all non-employee directors of Guaranty. Mr. Roger B. Ware resigned as a member of Orion's Board of Directors as of September 11, 1997. He subsequently advised Orion that his reason was to avoid any appearance of a conflict of interest during the Board discussions scheduled for September 12. Mr. Ware continues as a director of Guaranty and is the beneficial owner of 92,071 Shares. See Annex II to this Offer to Purchase. Mr. Ware was formerly the President and Chief Executive Officer of Guaranty. Messrs. Sanborn and Shepherd are two of the four members of Guaranty's Compensation Committee. Mr. Shepherd is the Chairman of both Orion's Compensation Committee and Guaranty's Compensation Committee.

     The Shareholders Agreement provides that so long as Orion or its subsidiaries beneficially own in the aggregate 30% or more of the voting securities of Guaranty, Orion will continue to have the right to designate three nominees to Guaranty's Board (one of whom will be the Chairman of the Board), and so long as Orion or its subsidiaries beneficially own 20% or more of Guaranty's voting securities, Orion will have the right to designate two nominees. Upon consummation of the Offer, the Shareholder Agreement will terminate. See THE OFFER--Section 11. Orion may also require that Guaranty's Compensation Committee include Orion's nominees to Guaranty's Board. None of Orion's nominees, other than Mr. Shepherd, receives any compensation from Guaranty, including any retainer fee or attendance fee for his services, except for travel expenses in connection with attendance at directors' meetings.

     Orion's nominees intend, in all deliberations of the Guaranty Board with respect to the Offer, to be guided by the advice of legal counsel to Guaranty as to when and to what extent they should be present at and participate in Board discussions. They intend, however, that all decisions and recommendations of the Guaranty Board with respect to the Offer be made or taken by action of directors of Guaranty who are not officers or directors of Orion.

     The Guaranty Board has 6 members who are not designees of or officers or directors of Orion: Tucker Hart Adams, Dennis J. Lacey, M. Ann Padilla, James R. Pouliot, Richard R. Thomas and Roger B.Ware.

FAIRNESS OF THE OFFER AND THE MERGER

     Orion believes that the Offer and the Merger are fair to the unaffiliated holders of Shares to whom it is directed. In concluding that the Offer and the Merger are fair to such shareholders of Guaranty, Orion has considered, among other matters, (i) that the $36.00 in cash per Share price represents a premium of 10.8% over the closing sale price of $32.50 per Share as reported by the NYSE on September 17, 1997, the date prior to the issuance of the press release announcing Orion's intent to make the proposed Exchange Offer (the "September Press Release Date"), a 24.7% premium over the closing sale price of $28.875 on September 10, one week prior to the September Press Release Date, and a 26.6% premium over the closing sale price of $28.4375 on August 18, one month prior to the September Press Release Date (ii) that the $36.00 per Share price represents a premium of 48.5% over the closing sale price of $24.25 on July 7, 1997, the day prior to the commencement of discussions with Guaranty; (iii) that the $36.00 per Share price represents a multiple of 1.94x Guaranty's net book value per share of $18.51 as of September 30, 1997 and a multiple of 2.21x Guaranty's net tangible book value per share of $16.26 as of September 30, 1997 (Orion has made no analysis of the liquidation value of Guaranty and therefore has no basis for expressing an opinion as to the comparison of the Offer Consideration to liquidation value); (iv) historical market prices of the Shares since Guaranty became a public company, including the average daily closing stock price for the 12 months ended June 30, 1997 of $17.34; (v) Orion's evaluation of competitive trends and other conditions in the markets in which Guaranty operates; (vi) Orion's knowledge of the business, historical results of operations and the properties, assets and earnings of Guaranty and its recent financial and operating performance; (vii) the $18.50 per Share purchase price that Orion and its wholly-owned subsidiaries paid in July 1996 to purchase up to 4,600,000 shares of Guaranty pursuant to the 1996 Tender Offer and the $14.50 price per Share paid by Orion for an additional 120,000 Shares on July 17, 1996 in open-market purchases; (viii) the plans of Guaranty to expand its business through internal growth and acquisition and the ability of Guaranty to carry out its plans with assets on hand and cash expected to be generated from operations, (ix) the fact that Orion already beneficially owns approximately 81% of the outstanding Shares, making any "control" premium for the non-Orion Shares inapplicable, and (x) the $36.00 per Share purchase price fairly reflects the valuation suggested by the Special Committee of Independent Directors of Guaranty. For additional information on Share prices, see THE OFFER--Section 6.

     The foregoing discussion of the information and factors considered by Orion is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the determination of the Offer consideration and the Merger Price and the evaluation of the fairness of the Offer and the Merger, Orion did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, Orion viewed its position as being based on the totality of the information presented to and considered by it. On balance, however, Orion viewed the factors set forth in items (i) through (iii),
(v), (vi) and (viii) through (x) as very influential to its decision and the remainder of lesser significance.

     Orion has not obtained, or sought to obtain, any report, opinion or appraisal from an outside party, including, without limitation, an investment banker's opinion, as to the fairness of the Offer and the Merger to unaffiliated holders of Shares. Orion's Board of Directors has received a report from DLJ on various techniques that might be utilized to assist in determining the price and structure of a possible transaction.

REASONS FOR THE OFFER AND THE MERGER; PURPOSE AND STRUCTURE OF THE TRANSACTIONS; PLANS AFTER THE OFFER; EFFECTS OF THE OFFER AND MERGER

     The purpose of the Offer and the Merger is for Orion to acquire the entire equity of Guaranty. Orion believes it can provide to Guaranty, as a wholly-owned subsidiary, access to capital in amounts and on terms that may not be available to Guaranty as an independent entity. In order to place Guaranty in a position to carry out a variety of potential strategic alternatives on a timely and adequately-financed basis, and to protect the significant investment which Orion presently has in Guaranty, Orion determined to seek to acquire the Shares which it does not presently own. To the extent that any Shares remain outstanding following completion of the present Offer, Orion will acquire such Shares in the Merger. Orion believes that the synergistic effects of the Merger and the full consolidation of Guaranty will result in a positive impact on the long-term growth potential of the combined companies.

     Upon consummation of the Offer, the Shareholder Agreement will immediately terminate. Orion presently intends, as soon as practicable after consummation of the Offer, to seek to have Transition effect a merger with and into Guaranty. If the Minimum Share Condition is satisfied, Orion and its Subsidiaries, following consummation of the Offer, will own 90.3% of the Shares outstanding (based on the number of Shares outstanding as of November 3, 1997), and Orion will be able to effect the Merger without the consent of the Board of Directors or shareholders of Guaranty pursuant to Section 7-111-104 of the Colorado Business Corporation Act. For additional information about the Merger, see THE OFFER--Section 11.

     The Subsidiaries will not tender Shares in the Offer. Orion understands that directors and executive officers of Orion who beneficially own Shares will tender them for purchase pursuant to the Offer. See Annex II to this Offer to Purchase. Orion has been advised by Guaranty that it expects that officers and directors of Guaranty owning Shares will tender them pursuant to the Offer. For information about the executive officers and directors of Guaranty and their ownership of Shares and options thereon, see Annex II to this Offer to Purchase. See also SPECIAL FACTORS--Interests of Certain Persons in the Transactions; Securities Ownership; Related Transactions.

     For additional information about certain effects of the Offer and the Merger, see THE OFFER-- Section 11. For a discussion of certain federal income tax consequences of the Offer and the Merger as contemplated in this Offer to Purchase, see SPECIAL FACTORS--Certain Federal Income Tax Consequences.

     As an independent holding company, Guaranty continually evaluates potential acquisitions and potential dispositions of assets. As described in the September 10-Q, on October 20, 1997, Guaranty announced plans to purchase Unisun Insurance, (which is primarily a personal lines company), is currently having discussions with several companies concerning the purchase of their nonstandard automobile insurance operations and evaluates from time to time inquiries made with respect both to the possible sale by and purchase by Guaranty of assets. Guaranty is, as noted above, considering several acquisition opportunities and recently provided publicly available data to an entity which expressed an interest in a particular segment of Guaranty's business; however, no non-public data has been provided, no decision has been made to sell and no offer to purchase has been received. Subsequent to the Merger, Orion's and Guaranty's management will continue to evaluate these and other potential opportunities as a part of the ordinary course of their business. Orion, otherwise, has no present plans for disposition of assets or businesses of Guaranty, but may engage in such transactions in the future.

     From time to time in the past, Orion and Guaranty have discussed areas in which the operations of both companies can be coordinated to the benefit of each. Those discussions predated both the making of the Offer and of the Exchange Offer, are ongoing and are expected to continue whether or not the Offer and the Merger are consummated. If, however, the Merger is consummated, Orion expects that opportunities for joint operating efficiencies will increase. Except for such discussions, as otherwise set forth in this Offer to Purchase, and as contemplated in the existing strategic plans of Guaranty, Orion has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Guaranty or any of its significant subsidiaries, (ii) a sale or transfer of a material amount of assets of Guaranty or any of it subsidiaries,
(iii) any material changes in Guaranty's corporate structure, business or composition of its management or personnel; (iv) any material change in the present capitalization, dividend rate or policy or indebtedness of Guaranty, (v) any change in the present board of directors of Guaranty, including, but not limited to, any plan or proposal to change the number or term of existing directors, to fill any existing vacancy on the board or to change any term of the employment contract of any executive officer; (vi) a class of equity securities of Guaranty being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association or becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Exchange Act or the suspension of Guaranty's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS; SECURITIES OWNERSHIP; RELATED TRANSACTIONS

     Directors and Officers. As indicated elsewhere in this Offer to Purchase, Orion and its Subsidiaries have entered into several agreements with Guaranty and its subsidiaries. See SPECIAL FACTORS--Background of the Offer and SPECIAL FACTORS--Reasons for the Offer and the Merger; Purpose and Structure of the Transactions; Plans After the Offer; Effects of the Offer and the Merger. Pursuant to the Shareholder Agreement between Orion and Guaranty, Messrs. Becker, Papa and Shepherd, have been nominated as directors of Guaranty, and the Shareholder Agreement also provides that Orion has the right on up to three occasions to require Guaranty to register under the Securities Act Shares owned by Orion and its wholly-owned subsidiaries, which right expires in November 1997. SPECIAL FACTORS--Background of the Offer. In addition, Guaranty has agreed to use its best efforts to include such Shares in any underwritten public offering of its Shares under the Securities Act and to pay all expenses in connection with the first two registrations. In 1994, the Shareholder Agreement was amended to provide for an increase in the maximum number of directors, including directors independent of management. In March 1995, it was amended to increase the number of directors to eleven and in connection with the 1996 Tender Offer. Pursuant to the Merger Agreement, the Shareholder Agreement will terminate upon consummation of the Offer. For information about the ownership of Shares by directors and officers of Orion, see Annex II to this Offer to Purchase.

     Securities Ownership. Based on information provided by Guaranty, the only holder of 5% or more of the Shares is Orion and its Subsidiaries. Based on information provided by Guaranty, as of October 31, 1997, the directors and executive officers of Guaranty beneficially own (including Shares outstanding, Shares subject to options exercisable within 60 days of October 31, 1997 and restricted Shares) an aggregate of 239,543 Shares. See Annex II to this Offer to Purchase. Except as described above, in SPECIAL FACTORS--Background of the Offer, as set forth elsewhere in this Offer to Purchase and in Annex II hereto, neither Orion, nor to the best knowledge of Orion, any of the persons listed in Annex I hereto or any associate or majority-owned subsidiary of Orion or any of the persons so listed, beneficially owns or has a right to acquire any of the Shares or interests therein, and neither Orion nor to the best knowledge of the Orion, any executive officer, director or majority-owned subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days. For information about the directors and officers of Guaranty and their ownership of Shares and interests therein, see Annex II to this Offer to Purchase. See also "Related Transactions" below.

     Related Transactions. Most state insurance codes require transactions between a licensed insurance company and its affiliates to be fair and reasonable. In the case of certain material transactions, an insurance company must obtain prior approval of the transaction from the appropriate state insurance department. Reinsurance agreements, tax sharing agreements, loans, guarantees, sales and other transactions of a material size, as well as management service and cost sharing agreements must similarly be approved. In the ordinary course of business, Guaranty's insurance subsidiaries reinsure certain risk with other companies. Such arrangements serve to limit their maximum loss on large risks. To the extent that any reinsuring company is unable to meet its obligations, Guaranty's insurance subsidiaries would not be relieved of their liabilities. For 1994, Guaranty National Insurance Company ("GNIC") and Landmark American Insurance Company ("LAIC"), wholly-owned subsidiaries of Guaranty, were parties to an 100% reinsurance agreement with an Orion subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in Guaranty's financial statements and were $643,000 for 1994. Guaranty's insurance subsidiaries were paid $14,000 in fees and reimbursed $1,000 for expenses in conjunction with this reinsurance agreement. Also during 1994, GNIC was a party to reinsurance agreements with Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totaling $30,921,000 in premium. GNIC paid to Orion's insurance subsidiaries $666,000 in fees and reimbursed $774,000 of actual expenses incurred by Orion's insurance subsidiaries in conjunction with this reinsurance agreement. For 1995, GNIC and LAIC were parties to a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in Guaranty's financial statements and were $152,000 for 1995. Insurance subsidiaries of Guaranty were paid $5,000 in fees in conjunction with this reinsurance agreement. Also during 1995, GNIC was a party to reinsurance agreements with Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totaling $9,495,000 in premiums. GNIC paid to the Orion insurance subsidiaries $160,000 in fees and reimbursed $178,000 of actual expenses incurred by Orion's insurance subsidiaries in conjunction with this reinsurance agreement. For 1996, GNIC and LAIC were parties to a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in Guaranty's financial statements and were $15,000 for 1996. Insurance subsidiaries of Guaranty were paid $1,000 in fees in conjunction with this reinsurance agreement. Also during 1996, GNIC was a party to reinsurance agreements with Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totaling $15,673,000 in premiums. GNIC paid to the Orion insurance subsidiaries $298,000 in fees and reimbursed $309,000 of actual expenses incurred by Orion's insurance subsidiaries in conjunction with this reinsurance agreement. In 1997, Orion's insurance subsidiaries entered into similar reinsurance arrangements with GNIC and LAIC as had been in place during 1996.

     A subsidiary of Orion is an agent for Guaranty pursuant to Guaranty's standard agency contract. During 1995, this agency produced $411,000 in premiums and was paid $72,000 in commissions and during 1996, produced $436,000 in premiums and was paid $85,000 in commissions. Guaranty and Orion expect similar premium production and commissions in 1997. During 1994, this agency produced $516,000 in premiums and was paid $90,000 in commissions.

     During 1995, Guaranty's 2003 Notes in the principal amount of $20,896,000, were converted by Orion's subsidiaries into 1,326,128 Shares. Total interest paid by Guaranty on the 2003 Notes in 1995 to Orion's subsidiaries was $1,122,000. See SPECIAL FACTORS--Background of the Offer. Also in 1995, in connection with the Viking Holdings acquisition financing, Orion made a commitment for a $21,000,000 bridge loan to Guaranty. The loan was not drawn down, but Guaranty paid a $210,000 commitment fee to Orion at the time the commitment was executed.

     Guaranty and Orion have entered into an investment management agreement pursuant to which the investment portfolio of Guaranty (other than short-term investments and a portion of equity securities) is managed by investment managers of Orion under the direction and supervision of Guaranty and subject to

Guaranty's investment policies. For its investment management services, fees were paid to Orion at a rate of $550,000 per year from 1993 through July 1995, at which time they were increased to a rate of $650,000 per year in recognition of the additional investment balances resulting from the Viking Holdings acquisition. Orion received $650,000 in fees from Guaranty under this agreement in 1996. The agreement continues in effect for annual periods unless terminated by either party upon 90 days prior written notice.

     During 1990, GNIC entered into a loan participation agreement pursuant to which Design Professionals Insurance Company ("DPIC"), a wholly-owned subsidiary of Orion borrowed approximately $9 million from affiliates. The loan, which was secured by a leasehold deed of trust on an office building in Monterey, California owned and primarily occupied by DPIC, matured in November 1995. GNIC's proportionate share of this loan was $3,700,000 or 41.4%. GNIC received quarterly interest payments at a rate of 11% per year. Interest earned for 1994 was $407,000 and for 1995 was $355,000, and in November 1995, the loan was repaid.

     Effective July 2, 1996, Guaranty was included in Orion's consolidated federal income tax return and is covered by income tax sharing agreements under which Guaranty computes its current federal income tax liability on a separate return basis and pays Orion any taxes due on this basis.

     Except as described above and elsewhere in this Offer to Purchase, neither Orion, nor any direct or indirect subsidiary of Orion nor, to the best knowledge of Orion, any of the persons listed in Annex I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Guaranty, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

     Except as set forth in this Offer to Purchase, since January 1, 1994, there have been no transactions that would be required to be reported under the rules of the SEC between Orion or, to the best knowledge of Orion, any of the persons listed in Annex I hereto, and Guaranty or any of its executive officers, directors or affiliates.

     Except as described above or in SPECIAL FACTORS--Background of the Offer and or as set forth elsewhere in this Offer to Purchase, since January 1, 1994, there have been no other contacts, negotiations or transactions between Orion or any of its subsidiaries or, to the best knowledge of Orion, any of the persons listed in Annex I hereto, and Guaranty or its directors, executive officers or affiliates, or between any affiliates of Guaranty, or between Guaranty or any of its affiliates and any person not affiliated with Guaranty and who would have a direct interest therein, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities of Guaranty, an election of directors of Guaranty, or a sale or other transfer of a material amount of assets.

     In accordance with the provisions of the Merger Agreement, each option outstanding pursuant to Guaranty's equity incentive plans for key employees, whether or not then exercisable, will be converted into or replaced by an option, granted under one of Orion's equity incentive plans for key employees, to purchase a number of shares of Orion common stock at an exercise price (adjusted as to both number of shares and exercise price) to reflect differences between the Merger Price and the market price of Orion's common stock prior to the Merger. In accordance with the formula set forth in the Merger Agreement, and assuming that the market price of Orion common stock is $45.875 (the closing price on November 4, 1997), each share underlying a Guaranty option would be converted into approximately .78 Orion shares and each dollar of exercise price would become approximately $1.27. Annex II to this Offer to Purchase lists the options held by each Guaranty director and executive officer. See THE OFFER--Section 11.

     Except as set forth in this Offer to Purchase, Orion knows of no holder of Shares, including the Subsidiaries, the members of Guaranty's management and its Board of Directors, who has interests in the Offer or the Merger which are not identical to those of other holders of the Shares.

NO DISSENTERS' RIGHTS IN THE OFFER

     No dissenters' rights under the Colorado Business Corporation Act are available to shareholders of Guaranty with respect to the Offer. See "THE OFFER--Section 11."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Orion has been advised by its counsel that tendering shareholders whose Shares are purchased for cash pursuant to the Offer or exchanged in the Merger generally will recognize gain or loss on the sale or exchange measured by the difference between the cash received and the holder's basis in the Shares. For tendering shareholders whose Shares constitute a capital asset for federal income tax purposes, any gain or loss will be a long-term capital gain or loss if the holder has held the Shares for more than one year, a "mid-term gain" if the holder has held the Shares for more than one year but not more than 18 months and a "short-term gain" if the Shares have been held one year or less.

     The shareholders of Guaranty should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular shareholders of Guaranty in light of their particular circumstances, such as shareholders who are dealers in securities, shareholders who are subject to the alternative minimum tax provisions of the Code, foreign persons, tax-exempt entities, insurance companies, financial institutions and shareholders who acquired their shares in compensatory transactions. In addition, the discussion does not address the tax consequences of the Offer and the Merger under foreign, state, or local tax laws or the tax consequences of transactions effectuated prior to or after the Offer and the Merger, and the discussion assumes that the Shares are capital assets in the hands of the holders. Accordingly, SHAREHOLDERS OF GUARANTY ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE OFFER, THE MERGER AND ANY RELATED TRANSACTIONS, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES TO THEM OF THE OFFER AND ANY RELATED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

SOURCE AND AMOUNT OF FUNDS--FINANCING OF THE OFFER AND THE MERGER

     The Offer price and the Merger Price are both $36.00 net in cash per Share. Based on 2,932,991 Shares outstanding as of November 3, 1997 and not owned by Orion and the Subsidiaries, the aggregate Offer and Merger consideration will be $105,587,676. Such aggregate amount in cash will be paid from Orion's available cash and short-term investments.

                                   THE OFFER

     1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, Orion will accept for payment (and thereby purchase, and pay for) each outstanding Share, validly tendered prior to the Expiration Date (as hereinafter defined) and not properly withdrawn in accordance with "THE OFFER"--Section 2, at the Offer price of $36.00 per Share net to the seller in cash without interest thereon. The term "Expiration Date" means 12:00 Midnight, New York City time, on December 4, 1997, unless and until Orion shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Orion, shall expire.

     Tendering shareholders will not be obligated to pay any charges or expenses of the Depositary. Except as set forth in the Instructions to the Letter of Transmittal, any transfer taxes on the exchange of Shares pursuant to the Offer will be paid by or on behalf of Orion.

     Orion's obligation to pay the Offer price for Shares pursuant to the Offer is subject to the Minimum Share Condition, the Regulatory Approval Condition and the other conditions set forth under "THE OFFER"--Section 10.

     According to Guaranty's September 10-Q, as of November 3, 1997, there were 15,062,933 Shares outstanding. Orion, directly or through wholly-owned subsidiaries, beneficially owns 12,129,942 Shares or approximately 80.5% of the outstanding Shares as of the date of this Offer to Purchase.

     Orion expressly reserves the right, in its sole discretion, for any reason, at any time or from time to time, and regardless of whether or not any of the events set forth in "THE OFFER"--Section 10 shall have occurred or shall have been determined by Orion to have occurred, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof. During any such extension, all Shares previously tendered may be withdrawn as set forth below under THE OFFER--Section 4 below. There can be no assurance that Orion will exercise its right to extend the Offer. Subject to applicable rules of the SEC, Orion expressly reserves the right, in its sole discretion, at any time or from time to time, and regardless of whether or not any of the events set forth in THE OFFER--Section 10 shall have occurred or shall have been determined by Orion to have occurred, to increase or decrease the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer by giving written or oral notice of such amendment to the Depositary. The rights reserved to Orion in this paragraph are in addition to Orion's right to terminate the Offer pursuant to THE OFFER--Section 10. If Orion shall decide, in its sole discretion, to increase or decrease the consideration offered in the Offer to holders of Shares and, at the time that notice of such change is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended at least until the expiration of such period of ten business days. If, prior to the Expiration Date, Orion shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders whose Shares are accepted for exchange pursuant to the Offer. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     The SEC has announced that under its interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act material changes in the terms of a tender offer or information concerning the tender offer may require that the tender offer be extended for a sufficient period of time to allow shareholders to consider such material changes or information in deciding whether or not to tender, withdraw or hold their shares. Orion confirms that if Orion makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition to the Offer, Orion will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) promulgated under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changed. With respect to a change in price or change in percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to shareholders and investor response.

     The SEC has stated that in its view an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders to whom the offer is made, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response.

     Subject to the applicable rules and regulations of the SEC, Orion expressly reserves the right, in its sole discretion, at any time, or from time to time,
(i) to delay acceptance for payment or payment for any Shares, regardless of whether such Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the events specified in THE OFFER--Section 10 by giving oral or written notice of such delay in acceptance or payment or termination to the Depositary and (ii) at any time, or from time to time, to waive any condition (except the Minimum Share Condition) or otherwise amend the Offer in any respect. Any extension of the Offer, delay in acceptance or payment, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14d-4(c) promulgated under the Exchange Act. Without limiting the manner in which Orion may choose to make any public announcement, Orion shall have no obligation, and currently does not intend, except as required by law, to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service and making any appropriate filing with the SEC.

     Orion reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its Subsidiaries the right to purchase Shares tendered pursuant to the Offer, but no such transfer or assignment will relieve Orion of its obligations under the Offer or prejudice the rights of tendering shareholders, upon the terms and subject to the conditions of the Offer, to purchase Shares validly tendered and accepted for payment pursuant to the Offer.

     Guaranty has agreed to provide to Orion its shareholder list and security position listings for the purpose of communications with Guaranty shareholders and disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares on the date of this Offer to Purchase and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer, including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment, Orion will accept for payment (and thereby purchase) Shares validly tendered and not properly withdrawn in accordance with the provisions set forth below under THE OFFER--Section 4 below (including Shares validly tendered and not withdrawn during any extension of the Offer, if the Offer is extended, upon the terms and subject to the conditions of such extension), as promptly as practicable after the Expiration Date. THE OFFER IS CONDITIONED ON THE MINIMUM NUMBER OF SHARES BEING TENDERED--THE MINIMUM SHARE CONDITION. See THE OFFER--Section 10. Orion expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law or regulation as set forth in THE OFFER--Section 10 and referred to as the Regulatory Approval Condition, but intends either to extend the Expiration Date or to terminate the Offer if it should appear that the Regulatory Approval Condition will delay for more than five (5) days the payment for Shares accepted for payment. See THE OFFER--Section 10. The reservation by Orion of the right to delay acceptance for payment or payment for Shares is subject to the provisions of applicable law under Rule 14e-1 promulgated under the Exchange Act, which require that the purchaser pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after termination or withdrawal of the Offer.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, or timely confirmation (a "Book-Entry Confirmation") of book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") or The Philadelphia Depository Trust Company ("PDTC") (sometimes hereinafter referred to individually as a "Book-Entry Transfer Facility" and collectively as the "Book-Entry Transfer Facilities") pursuant to the procedure set forth in THE OFFER--Section 3 and, in either such case, timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or Agent's Message (as defined in THE OFFER--Section 3) and any other required documents.

     For purposes of the Offer, Orion shall be deemed to have accepted for payment Shares validly tendered and not withdrawn when, as and if Orion gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, delivery of the Offer price will in all cases be made by the Depositary, which will act as an agent for the tendering shareholders for the purpose of receiving from Orion and transmitting payments to tendering shareholders. Under no circumstances will interest be paid on the purchase price by Orion by reason of any delay in making such payment.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates submitted represent more Shares than are tendered, certificates for such Shares not purchased or tendered will be returned without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in THE OFFER--Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer. If for any reason whatsoever (whether before or after the acceptance for payment of Shares), acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed, or Orion is unable to accept for payment or make payment for any Shares tendered pursuant to the Offer, then, without prejudice to Orion's rights under THE OFFER--Section 10, the Depositary may nevertheless, to the extent permitted by law, retain tendered Shares on behalf of Orion and such Shares may not be withdrawn except to the extent that the tendering shareholders are entitled to withdrawal rights as described below under THE OFFER--Section 4. The ability of Orion to delay the payment for the Shares which Orion has accepted for payment is limited by Rule 14e-1 under the Exchange Act referred to above.

     3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or Agent's Message (as defined below) and any other documents required by the Letter of Transmittal must be received by the Depositary at any one of its addresses set forth on the back cover of this Offer to Purchase, and either (i) the certificates for such Shares must be delivered to the Depositary along with the Letter of Transmittal or such Shares must be delivered pursuant to the procedure for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedure set forth below. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Orion may enforce such agreement against such participant.

     The Depositary will make a request to establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facilities' systems may make book-entry delivery of the Shares by causing DTC or PDTC, as the case may be, to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or the guaranteed delivery procedure set forth below must be complied with, prior to the Expiration Date. Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

     Except as otherwise provided below, signatures on all Letters of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Association's approved medallion program (such as the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). Signatures on Letters of Transmittal need not be guaranteed if the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or unpurchased Shares are to be issued to a person other than the registered holder or holders, then the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed as provided in the instructions to the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates are not immediately available or such shareholder is unable to deliver all documents required by the Letter of Transmittal to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for book-entry transfer on a timely basis, such Shares, nevertheless, may be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Orion herewith, is received by the Depositary as provided below prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message) are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, in all cases payment for Shares tendered and accepted for payment (and thus purchased) pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a Book-Entry Confirmation), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if Shares and these documents are delivered at different times.

     TO PREVENT BACK-UP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT OF THE CASH PAYMENT RECEIVED FOR SHARES PURCHASED PURSUANT TO THE OFFER, A SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH HIS CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT HE IS NOT SUBJECT TO BACK-UP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. CERTAIN SHAREHOLDERS (INCLUDING, AMONG OTHERS, ALL CORPORATION AND CERTAIN FOREIGN INDIVIDUALS) ARE NOT SUBJECT TO THESE BACKUP WITHHOLDING OR REPORTING REQUIREMENTS. IN ORDER FOR A FOREIGN INDIVIDUAL TO QUALIFY AS AN EXEMPT RECIPIENT, THE SHAREHOLDER MUST SUBMIT A FORM W-8, SIGNED UNDER PENALTIES OF PERJURY, ATTESTING TO THAT INDIVIDUAL'S EXEMPT STATUS. SEE INSTRUCTION 8 OF THE LETTER OF TRANSMITTAL.

     By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Orion as his or her attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Orion (and other securities issued or issuable in respect thereof on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Orion accepts such Shares for payment, which will be no earlier than the Expiration Date, December 4, 1997. Upon such acceptance for payment, all prior proxies given with respect to such Shares and other securities will, without further action, be revoked and no subsequent proxies may be given (and if given will not be deemed effective). The designees of Orion will be empowered, among other things, to exercise all voting and other rights of such shareholder with respect to Shares and other securities accepted for payment as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Guaranty's shareholders, by written consent or otherwise. Orion reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Orion's acceptance for payment of such Shares, Orion must be able to exercise full voting and other rights with respect to such Shares and other securities issued in respect thereof.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Orion, in its sole discretion, which determination shall be final and binding. Orion reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of or payment for such Shares may, in the opinion of Orion's counsel, be unlawful. Orion also reserves the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular shareholder, and Orion's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. None of Orion, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification.

     A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Orion upon the terms and subject to the conditions of the Offer, including the tendering shareholder's acceptance of the terms and conditions of the Offer.

4. WITHDRAWAL RIGHTS

     Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Upon the terms and subject to the conditions of the Offer, Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for purchase and purchased by Orion for the Offer price pursuant to the Offer, may also be withdrawn at any time after January 3, 1998.

     For withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person having tendered such Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the withdrawing shareholder also must submit to the Depositary the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer set forth under THE OFFER-- Section 3, any notice of withdrawal must specify the name and account number of the account at a Book Entry Facility to be credited with the withdrawn Shares.

     Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered, by following any of the procedures described under THE OFFER--Section 3 at any subsequent time prior to the Expiration Date.

5. PRICE RANGE OF SHARES; DIVIDENDS

     The Shares trade on the NYSE under the symbol "GNC." The following table sets forth, for the calendar quarters indicated, the reported high and low closing sales prices per Share and the declared cash dividends per Share. The information for 1995 and 1996 was reported in Guaranty's 1996 Annual Report to Shareholders. The information for 1997 was derived from reports in published financial sources:

                              CLOSING SALES PRICES

                                                                             CASH DIVIDENDS
                                                           HIGH      LOW        DECLARED
    1997:
      Fourth Quarter (through November 4, 1997).........  $35.69   $33.00        $  --
      Third Quarter.....................................   35.25    23.00          .125
      Second Quarter....................................   25.75    17.63          .125
      First Quarter.....................................   18.38    16.50          .125
    1996:
      Fourth Quarter....................................   17.13    15.38          .125
      Third Quarter.....................................   17.88    13.50          .125
      Second Quarter....................................   18.00    15.00          .125
      First Quarter.....................................   17.00    13.38          .125
    1995:
      Fourth Quarter....................................   16.88    13.75          .125
      Third Quarter.....................................   19.00    15.75          .125
      Second Quarter....................................   18.50    15.25          .125
      First Quarter.....................................   18.25    15.50          .125

     On November 4, 1997, the last full trading day prior to the commencement of the Offer, the closing sales price reported by the NYSE was $35.69 per Share. On October 30, 1997, the last full trading day prior to the announcement of the Merger Agreement, the closing sales price reported on the NYSE was $33.00 per Share. GUARANTY SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     During 1994, Guaranty repurchased 459,200 Shares, of which 139,600 Shares were purchased from subsidiaries of Orion. The average repurchase price of Shares repurchased was $14.45. To Orion's knowledge, no additional repurchases of Shares have been made by Guaranty since December 31, 1994. In view of applicable regulations under the Exchange Act, Orion expects that any repurchase program would be suspended during the Offer.

6. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; LISTING ON THE NYSE; REGISTRATION UNDER THE EXCHANGE ACT; MARGIN REGULATIONS

     The purchase of Shares by Orion pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and, if the Minimum Share Condition is satisfied, would substantially reduce the number of holders of Shares and will adversely affect the liquidity, and possibly the market value, of the remaining Shares held by the public.

     The Shares are listed and principally traded on the NYSE. If the Minimum Share Condition is satisfied, following consummation of the Offer, the Shares would likely no longer meet the requirements of the NYSE for continued listing. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 or more Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000.

     According to Guaranty's 1996 Annual Report on Form 10-K, there were approximately 2,400 holders of Shares as of February 28, 1997. If as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and/or trading and such trading of the Shares were discontinued, the market for the Shares could be adversely affected.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Guaranty to its shareholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), no longer applicable to Guaranty. If the Shares should no longer be registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to Guaranty. Furthermore, the ability of "affiliates" of Guaranty and persons holding "restricted securities" of Guaranty to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated.

     Upon consummation of the Offer, Orion intends to seek to have Guaranty's shares deregistered under the Exchange Act. If fewer than all Tender Shares are tendered and accepted for payment pursuant to the Offer, Orion and Guaranty intend at the earliest practicable date to effect the Merger of Transition into Guaranty.

     Upon consummation of the Offer, Orion intends to seek delisting of the shares for trading on the NYSE. In the event that the Shares should no longer be listed or traded on the NYSE, upon consummation of the Offer, and prior to the effectiveness of the Merger, it is possible that the Shares may trade on another national securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, through the NASDAQ or other sources. Orion does not presently intend to request or support such initiatives if delisting occurs.

     In the event that the Merger is effected between Guaranty and Transition following the consummation of the Offer in accordance with the terms of the Merger Agreement, the Shares would be delisted by the NYSE and deregistered under the Exchange Act.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Following consummation of the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, no longer be able to be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act should be terminated, the Shares would no longer constitute "margin securities."

7.  CERTAIN INFORMATION CONCERNING GUARANTY.

     Guaranty is incorporated under the laws of the State of Colorado. Its principal executive offices are located at 9800 South Meridian Boulevard, Englewood, Colorado 80112, and its telephone number is (303) 754-8400. Guaranty is a holding company whose business is conducted principally through wholly-owned subsidiaries. References to "Guaranty" include its consolidated subsidiaries unless the context indicates otherwise. The following information about Guaranty is derived from its 1996 Annual Report on Form 10-K. Guaranty, directly and through its subsidiaries, principally underwrites and sells specialty property and casualty insurance coverages which are not readily available in traditional insurance markets. Personal and commercial automobile insurance accounted for approximately 84% of net premiums written during 1996. Guaranty's personal lines business unit principally writes nonstandard automobile insurance for individuals who do not qualify for preferred or standard insurance because of their payment history, driving record, age, vehicle type, or other factors, including market conditions for standard risks. Guaranty's commercial lines unit principally writes nonstandard commercial automobile coverage. However, approximately 29% of the total commercial lines unit's net premiums written consists of standard commercial coverage. Typical risks include local and intermediate trucking, garages, used car dealers, public and private livery, and artisan contractors.

Other commercial lines coverages include property, general liability, umbrella and excess insurance, standard multi-peril packages and other coverages. Guaranty also writes collateral protection insurance, primarily insuring automobiles pledged as security for loans for which the borrower has not maintained physical damage coverage as required by the lender.

     Nonstandard risks generally involve a potential for poor claims experience because of increased risk exposure. Premium levels for nonstandard risks are substantially higher than for preferred or standard risks. In personal lines, Guaranty's loss exposure is limited by the fact that nonstandard drivers typically purchase low liability limits, often at a state's statutory minimum. The nonstandard insurance industry is also characterized by the insurer's ability to minimize its exposure to unprofitable business by effecting timely changes in premium rates and policy terms in response to changing loss and other experiences. In those states where prior approval for rate changes is required, Guaranty has generally gained approval in a timely manner. Guaranty also writes business in states where prior approval to effectuate rate changes is not required. Generally, nonstandard risks written by Guaranty require specialized underwriting, claims management, and other skills and experience.

     Guaranty historically has focused its operations in the nonstandard markets where it expects that its expertise and market position will allow it to generate an underwriting profit. An indicator of underwriting profit is a generally accepted accounting principles ("GAAP") combined ratio of less than 100%. During 1996, Guaranty's GAAP combined ratio was 100.1%, and in four of the last six years Guaranty has achieved a GAAP combined ratio of less than 100%.

     In July 1995, Guaranty acquired Viking Insurance Company of Wisconsin ("Viking"), which is a property and casualty insurance company writing nonstandard personal automobile insurance. The Viking acquisition has enabled Guaranty to change its business mix, expand its personal lines business into new territories, strengthen personal lines market share in existing states, and provide flexibility in marketing Guaranty's personal lines products. Additionally, Viking controls Viking County Mutual Insurance Company ("VCM"), a Texas mutual organization. As a result, Guaranty and its affiliates receive 100% reinsurance services in the state of Texas from VCM.

     In 1995, the personal lines business was written through two divisions: the Guaranty division and Viking. However, in 1996, Guaranty management integrated the Guaranty and Viking personal lines divisions into one personal lines business unit.

     The personal lines business unit provides nonstandard personal automobile coverage, primarily in the state of California and the Rocky Mountain and Pacific Northwest regions. This coverage is sold through approximately 8,900 independent agents located in 28 states. In addition, this unit markets business through three general agents.

     Overall, Guaranty seeks to distinguish itself from its personal lines competitors by providing a superior, highly automated and responsive level of service to its agents and insureds. In addition to high quality service, Guaranty's personal lines business unit provides ease of payment for insureds through low monthly installments.

     Prior to 1996, the commercial lines business was written through the commercial standard, commercial general and commercial specialty divisions. However, during 1996, Guaranty's management evaluated the commercial specialty and general divisions and decided that reorganizing these two divisions into a contracts and brokerage division and a separate programs department, would enable Guaranty to operate more efficiently and better serve its several markets. The commercial standard division will, however, remain separate.

     The nonstandard commercial lines business primarily offers commercial coverages for transportation risks, regional programs, specialized coverages for small to medium-sized businesses and umbrella coverages for a broad range of organizations. This nonstandard commercial business is written through 69 general agents and various brokers throughout the United States except for some Northeastern states. These general agents specialize in particular types of risks and/or geographic locations. Guaranty's objective for its nonstandard commercial business is to maintain long-term, mutually profitable relationships with a small number of select general agents who follow strict underwriting guidelines.

     Colorado Casualty Insurance Company ("CCIC"), an insurance subsidiary of Guaranty, writes primarily standard commercial lines business. CCIC writes small, standard commercial package policies. The standard commercial business is primarily written in the Rocky Mountain region.

     Personal lines, commercial lines and collateral protection represented 48%, 37%, and 15%, respectively, of Guaranty's gross premiums written during 1996.

     Guaranty and Orion concluded by early 1997 that the nonstandard auto insurance business would soon undergo a consolidation and that future success in that business would benefit from a broader base and range of operations than Guaranty currently possesses. Accordingly, Guaranty's and Orion's senior management began to plan for the strategic growth of Guaranty, both internally and by acquisition. At various times, Guaranty has made, and currently has under consideration, proposals to acquire additional business or lines of business. In the discussions of Guaranty's strategic alternatives, it has recognized that the cost of acquisitions, together with the cost of infrastructure and systems improvements needed to support Guaranty's strategic alternatives, might be beyond the capital-raising capability of Guaranty unaided by support from Orion. See SPECIAL FACTORS -- Background of the Transactions.

     A.M. Best Company currently rates Guaranty and its subsidiaries "A (Excellent)" and Viking and its affiliate "A-(Excellent)" A.M. Best ratings are based upon factors of concern to policyholders, agents and reinsurers and are not primarily directed toward the protection of investors.

     Guaranty is required to file periodic reports, proxy statements and other information with the SEC under the Exchange Act relating to its business, financial statements and other matters. Guaranty is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock, options granted to them, the principal holders of Guaranty's securities, and any material interests of such persons in transactions with Guaranty. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at a World Wide Web site (http://www.sec.gov) maintained by the SEC that contains reports, proxy statements, and other information regarding companies (including Orion and Guaranty) that file electronically with the SEC and should also be available for inspection and copying at the regional offices of the SEC located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. Similar information can be inspected and copied at the NYSE, 20 Broad Street, New York, New York.

     Set forth below is certain summary consolidated financial information derived from Guaranty's 1996 Annual Report on Form 10-K and from the September 10-Q. More comprehensive financial and other information is included in Guaranty's 1996 Annual Report on Form 10-K, the September 10-Q and the other documents filed by Guaranty with the SEC, and such summary financial information is qualified in its entirety by reference to such reports and should be considered in connection with the more comprehensive financial information in such reports and other publicly available reports and documents filed with the SEC including the financial statements and related notes contained therein. Such material may be examined at the offices of and copies may be obtained from the SEC.

                         GUARANTY NATIONAL CORPORATION
                         SELECTED FINANCIAL INFORMATION
                (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)

                                                      NINE MONTHS                YEAR ENDED
                                                  ENDED SEPTEMBER 30,           DECEMBER 31,
                                                -----------------------     ---------------------
                                                   1997          1996         1996         1995
                                                      (UNAUDITED)
INCOME STATEMENT DATA:
  Premiums earned.............................  $  403,354     $356,740     $481,648     $390,017
  Total revenues..............................     443,428      390,652      529,542      424,284

  Operating earnings(a)(b)....................  $   24,576     $ 14,962     $ 22,010     $  6,790
  After-tax realized investment gains.........       5,444        3,571        5,496        2,139
                                                ----------     --------     --------     --------
     Net earnings(b)..........................  $   30,020     $ 18,533     $ 27,506     $  8,929
                                                ==========     ========     ========     ========
  Earnings per common share:
     Operating earnings(a)(b).................  $     1.62     $   1.00     $   1.47     $    .51
     After-tax realized investment gains......         .36          .24          .37          .16
                                                ----------     --------     --------     --------
       Net earnings...........................  $     1.98     $   1.24     $   1.84     $    .67
                                                ==========     ========     ========     ========
  GAAP combined ratio.........................        98.2%       100.2%       100.1%       105.3%

BALANCE SHEET DATA:
  Total assets................................  $1,019,415     $904,594     $929,092     $875,173
  Total assets less goodwill..................     985,615      869,675      894,453      842,040
  Stockholders' equity........................     278,650      226,603      238,039      215,551
  Book value per common share.................  $    18.51     $  15.13     $  15.90     $  14.41

------------------------------

(a) Earnings after taxes, excluding realized investment gains and losses.

(b) 1996 results include a nonrecurring charge, net of tax, of $1,778,000 or $0.12 per common share.

8.  CERTAIN INFORMATION CONCERNING ORION

     Orion is an insurance holding company. It has the ability, through its subsidiaries and investments in other insurance companies, to write almost all types of property and casualty insurance nation-wide and throughout Canada. However, it does not sell all types of insurance. Its operations are highly specialized. Orion underwrites and sells the following specialized insurance products and services:

     - workers compensation products and related services through EBI Companies;

     - professional liability coverage for architects, engineers, environmental consultants, lawyers and accountants through DPIC Companies;

     - special property and casualty insurance programs tailored to the risks associated with selected types of businesses through Connecticut Specialty;

     - nonstandard automobile insurance for individuals and businesses, as well as other property insurance through its approximately 81% ownership of Guaranty and its subsidiaries; and

     - underwriting management of insurance pools focusing on ocean cargo, inland marine and commercial property coverage through Wm. H. McGee & Co., Inc. ("McGee").

     At the present time Orion owns approximately 80.5% of Guaranty. Guaranty and its subsidiaries sell specialty property and casualty insurance coverages which are not readily available in traditional insurance markets. Orion includes Guaranty in its consolidated federal income tax return. However, Guaranty remains an independent public company with its common stock listed on the NYSE. Three of Guaranty's ten member Board of Directors also serve on Orion's Board.

     Orion owns insurance companies, brokerage companies and insurance management and service companies, which have licenses to transact business nationwide and in all Canadian provinces. In general, Orion does not sell its insurance products directly to its policyholders. Orion obtains substantially all its business through independent insurance agents and brokers.

     Orion was incorporated in the State of Delaware in 1960, and all of its wholly-owned insurance subsidiaries are incorporated in the State of Connecticut. Guaranty has insurance subsidiaries which are incorporated in the states of California, Colorado, Oklahoma, Texas and Wisconsin. Orion's principal executive offices are located at 9 Farm Springs Road, Farmington, Connecticut 06032 and the telephone number is (860) 674-6600.

     Orion is subject to the information filing requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Orion's directors and officers, their remuneration, options granted to them, the principal holders of Orion's securities and any material interest of such persons in transactions with Orion is disclosed in proxy statements distributed to Orion's stockholders and filed with the SEC. Such reports, proxy statements and other information may be examined, and copies may be obtained from the SEC, in the manner set forth in THE OFFER--Section 7 with respect to information concerning Guaranty. Such information should also be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

     Certain information, including the name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the executive officers and directors of Orion is set forth in Annex I hereto.

9.  DIVIDENDS AND OTHER DISTRIBUTIONS

     Except for any action taken by Guaranty which shall have been expressly approved in writing by Orion:

     If, on or after October 31, 1997, Guaranty should declare or pay any dividend on the Shares or other distribution except for the Regular Dividend (as defined below) (including, without limitation, the issuance of additional Shares pursuant to the Rights, a stock dividend or stock split, the issuance of other securities, or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Orion or its nominee or transferee on Guaranty's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Orion's rights as set forth under THE OFFER--Section 10, (i) the Offer price per Share payable by Orion, pursuant to the Offer shall be reduced to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right including the Rights shall be remitted by the tendering shareholder to the Depository for the account of Orion, accompanied by appropriate documentation of transfer. Pending such remittance, and subject to applicable law, Orion shall be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Orion in its sole discretion. Guaranty has, since January 1, 1995, declared regular quarterly dividends at the rate of $0.125 per share. If, during the fourth quarter of 1997 and the first quarter of 1998 Guaranty declares a dividend of not more than $0.125 per share (the "Regular Dividend"), Orion does not intend to adjust the Offer price should the record date for payment of such Regular Dividend be a date prior to Orion's acceptance for payment and payment for Shares tendered pursuant to the Offer.

     If, on or after October 31, 1997, Guaranty should (i) split, combine or otherwise change the Shares or its capitalization, (ii) issue or sell any additional securities of Guaranty or cause pursuant to the Rights or otherwise an increase in the number of outstanding securities of Guaranty or (iii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, or shall disclose that it has taken such action, then, without prejudice to Orion's rights under THE OFFER--Section 10, Orion, in its sole discretion, may make such adjustments in the Offer price and other terms of the Offer (including, without limitation, the number and type of securities to be purchased) as it deems appropriate.

10.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Orion's rights to amend the Offer at any time in its sole discretion, Orion will not be required to accept for payment, or pay for, any Shares tendered and may terminate, extend or amend the Offer or, subject to the provisions of applicable law which require that Orion pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after termination or withdrawal of the Offer, may delay the acceptance for payment or the payment of Shares tendered, if, at any time on or after October 31, 1997 and at or prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur, which in the sole judgment of Orion, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Orion or any of its subsidiaries or affiliates) makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, EXCLUDING SHARES OWNED BY ORION AND ITS WHOLLY-OWNED SUBSIDIARIES, WILL CONSTITUTE AT LEAST 50.01% OF THE TOTAL NUMBER OF OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT BY ORION PURSUANT TO THE OFFER. Based on the foregoing, Orion expects that this Minimum Share Condition would be satisfied if at least an aggregate of 1,466,789 Shares expected to be outstanding immediately prior to the consummation of the Offer are validly tendered pursuant to the Offer and not withdrawn. Orion does not intend, without the approval of a majority of the independent directors of Guaranty, to waive the Minimum Share Condition.

     Also, as described below, the Offer is conditioned on all regulatory approvals required to consummate the Offer having been obtained and remaining in full force and effect, all statutory waiting periods in respect thereof having expired (the "Regulatory Approval Condition"). "Satisfactory" to the Orion Board shall mean that an approval is on terms and conditions satisfactory to the Orion Board of Directors, and contains no conditions or restrictions which the Orion Board of Directors determines will or could be expected materially to impair the strategic and financial benefits expected to result from the Offer.

     In addition, the Offer is conditioned upon none of the following events having occurred.

          (a) any change shall have occurred or be threatened in the business, operations or financial condition of Guaranty or any of its subsidiaries or affiliates which is, or which Orion in its sole discretion believes to be, materially adverse to Guaranty and its subsidiaries taken as a whole;

          (b) there shall have been threatened, instituted or pending any action or proceeding by or before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which
     (i) seeks to challenge the acquisition by Orion of the Shares, or to restrain, prohibit or delay the making or consummation of the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal, (iii) seeks to impose material limitations on the ability of Orion (or any of its affiliates) effectively to acquire or hold, or requires any of Orion, or Guaranty, or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of the assets or the business of Orion and its affiliates taken as a whole or Guaranty and its subsidiaries taken as a whole, (iv) seeks to impose material limitations on the ability of Orion (or its affiliates) to exercise full rights of ownership of the Shares purchased, including, but not limited to, the right to vote the Shares purchased on all matters properly presented to the shareholders of Guaranty or (v) may result in a material diminution in the benefits expected to be derived by Orion as a result of the transactions contemplated by the Offer (see THE OFFER--Section 11);

          (c) there shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer, by any state, federal or foreign government or governmental authority or by any domestic or foreign court, any statute, rule, regulation, judgment, order or injunction, that, in the sole judgment of Orion, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of (b) above;

          (d) Orion or Guaranty shall otherwise have failed to receive any governmental or third party consents and approvals, which, if not received, would in the aggregate have or be reasonably anticipated to have a materially adverse effect on Orion or Guaranty or any of their respective subsidiaries, or Orion shall have determined in good faith that consummation of the Offer would cause a breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under agreements or other obligations of Orion or Guaranty which would individually or in the aggregate have or be reasonably anticipated to have a materially adverse effect on Orion or Guaranty or any of their respective subsidiaries;

          (e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a material adverse change in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the sole judgment of Orion, might affect the extension of credit by banks or other lending institutions, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the sole judgment of Orion, a material acceleration or worsening thereof;

          (f) unless Orion shall have consented in writing, Guaranty or any of its subsidiaries shall have, on or after October 31, 1997, (i) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock (including, without limitation, the Shares), or securities convertible into any such shares, or any rights, warrants, or options to acquire any such shares or convertible securities, other than Shares issued or sold upon the exercise (in accordance with, and without amendment or waiver of, the present terms thereof) of employee stock options outstanding on October 31, 1997 or (B) any other securities in respect of, in lieu of, or in substitution for Shares (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Shares or other securities, (iii) declared or paid any dividend or distribution (other than the Regular Dividend) on any shares of capital stock or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of the Shares, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security, (iv) issued, or announced its intention to issue, any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (v) authorized, recommended, proposed or publicly announced its intention to enter into (A) any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets or securities or disposition of assets or securities other than in the ordinary course of business, (B) any material change in its capitalization, (C) any release or relinquishment of any material contract rights, or (D) any comparable event not in the ordinary course of business, (vi) authorized, recommended or proposed or announced its intention to authorize, recommend or propose any transaction which could adversely affect the value of the Shares, (vii) proposed, adopted or authorized any amendment to its articles of incorporation or by-laws or similar organizational documents or Orion shall have learned about any such proposal or amendment which shall not have been previously disclosed or
     (viii) agreed in writing or otherwise to take any of the foregoing actions;

          (g) Guaranty or any of its subsidiaries shall have entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employee as a result of or in connection with the transactions contemplated by the Offer;

          (h) a tender or exchange offer for some portion or all of the Shares shall have been publicly proposed to be made or shall have been made by another person (including Guaranty or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Orion shall have learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 5% of any class or series of capital stock of Guaranty (including the Shares) or shall have been granted any option or right to acquire more than 5% of any class or series of capital stock of Guaranty (including the Shares), other than acquisitions for bona fide arbitrage positions and other than acquisitions by persons or groups who have publicly disclosed such ownership on or prior to October 31, 1997, or (ii) any such person or group who has publicly disclosed any such ownership of more than 5% of any class or series of capital stock of Guaranty (including the Shares) prior to such date shall have acquired or proposed to acquire additional Shares constituting more than 2% of any class or series of capital stock of Guaranty (including the Shares) or shall have been granted any option or right to acquire more than 2% of any class or series of capital stock of Guaranty (including the Shares); or

          (i) the Merger Agreement shall have been terminated.

     The foregoing conditions are for the sole benefit of Orion and may be asserted by Orion regardless of the circumstances giving rise to any such condition and may (with the exception of the Minimum Share Condition) be waived by Orion, in whole or in part, at any time and from time to time in its sole discretion. The failure by Orion at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Orion concerning the events described in the foregoing conditions will be final and binding on all parties, including tendering shareholders.

11.  CERTAIN LEGAL MATTERS

     Based upon Orion's examination of publicly available information filed by Guaranty with the SEC and other publicly available information with respect to Guaranty, except as otherwise set forth in this Offer to Purchase, Orion is not aware of any license or regulatory permit which appears to be material to the business of Guaranty and its subsidiaries that might be adversely affected by the acquisition of Shares pursuant to the Offer, or, except as disclosed herein, of any approval or other action (other than an informational filing) by any state, federal or foreign governmental or administrative or regulatory agency that would be required for the acquisition of the Shares as contemplated herein. Should any such license, permit, approval or other action be required, it is presently contemplated that the same would be sought, except as described below under "State Takeover Statutes." While Orion does not currently intend to delay the acceptance for payment of, or payment for, Shares pending the outcome of any such matters, there can be no assurance that any license, permit, consent, approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to Guaranty's business or that certain parts of Guaranty's business might not have to be disposed of or held separate or other substantial conditions complied with in the event that such license, permit or approval is not obtained or any such other action is not taken. Orion's obligation under the Offer to accept for purchase and purchase Shares is subject to certain conditions, including conditions relating to the legal matters discussed herein and, if certain types of adverse action are taken with respect to the matters discussed below, Orion could decline to accept for purchase or purchase any Shares tendered. See THE OFFER--Section 10.

     Orion understands that on September 18, 1997, an action was filed in the Denver District Court, City and County of Denver, Colorado, entitled Eugenia Gladstone Vogel v. Guaranty National Corporation; Orion Capital Corporation; Tucker Hart Adams; W. Marston Becker; Vincent T. Papa; Dennis J. Lacey; M. Ann Padilla; James R. Pouliot; Robert B. Sanborn; William J. Sheperd; Richard R. Thomas; and Roger B. Ware.

The action challenges the fairness of the Exchange Offer and seeks an unspecified amount of damages, attorneys fees and injunctive relief. Orion believes the complaint to be without merit and intends to contest it.

     (a) State Insurance Approvals. Guaranty is an insurance holding company whose insurance company subsidiaries and affiliates are domiciled in Colorado, Wisconsin, California, Oklahoma and Texas. Orion is deemed to be the ultimate parent of those insurance company subsidiaries and affiliates. The Insurance Holding Company System Act of some of those states requires the filing of information with the insurance commissioner in order to obtain approval of the acquisition of additional voting securities of a domestic insurer (including an insurance holding company). In connection with the 1996 Tender Offer, Orion obtained all approvals necessary to consummate the Offer and to accept any Shares properly tendered for payment.

     (b) State Takeover Statutes. A number of states have adopted laws and regulations that purport to be applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, shareholders and/or a principal place of business in such states. In Edgar v. MITE Corp., the U.S. Supreme Court held that the Illinois Business Takeover Statute, which involved state securities laws which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. However, in 1987 the U.S. Supreme Court held in CTS Corp. v. Dynamics Corp. of America, that, at least under certain circumstances, the U.S. Constitution permits a state, as a matter of corporate law and, in particular, those laws concerning corporate governance, to disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment. Orion believes that no such statute purporting to be applicable to offers to acquire shares of a corporation has been enacted or is in effect in Colorado, the state of incorporation of Guaranty.

     Guaranty and certain of its subsidiaries directly or indirectly conduct business in a number of other states throughout the United States, some of which have enacted takeover laws and regulations. Orion does not know whether any of these laws will, by its terms, apply to the Offer. The Offer is being made without compliance by Orion with any such state takeover statutes that may purport to apply to the Offer. Should any governmental official or other person seek to apply any such statute or regulation to the Offer, Orion will take such action as then appears desirable, and presently anticipates that it will contest the applicability or validity of any such statute or regulation in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer, and an appropriate court does not determine that such statutes are inapplicable or invalid as applied to the Offer, Orion might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in accepting for payment or paying for Shares pursuant to the Offer. In such case, Orion will not be obligated to accept for payment or pay for Shares. In addition, Orion may terminate the Offer if it becomes subject to an order preventing it from purchasing Shares or limiting its ability to exercise control of Guaranty. See THE OFFER--Section 10.

     (c) Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless information has been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and applicable waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act in connection with the 1996 Tender Offer, on May 8, 1996, Orion filed a Notification and Report Form with the FTC and the Antitrust Division with respect to the acquisition of more than 50% of the equity of Guaranty. All waiting periods under the HSR Act were satisfied and no further action is required by Orion with respect to the Offer. See, however, THE OFFER--Section 10.

     (d) Mergers and Business Combinations.  As described under SPECIAL
FACTORS -- Reasons for the Offer and the Merger; Purpose and Structure of the Transactions; Plans After the Offer; Effects of the Offer and the Merger, Orion reserves the right, to the extent permitted by applicable law and by the Shareholder Agreement if it has not been terminated, to acquire additional Shares following the expiration or termination of the Offer and intends to own 100% of the Shares upon the effectiveness of the Merger. Such acquisitions may be made through a tender offer or exchange offer, or otherwise, on such terms and at such prices as Orion shall determine. Orion also reserves the right to dispose of any or all Shares which it owns although it has no present intention to do so. The acquisition of Shares by Orion may be subject to compliance with the requirements of Rule 13e-3 promulgated under the Exchange Act, which applies to certain "going private" transactions.

     Guaranty is a Colorado corporation and is governed by the laws of Colorado. Several decisions by courts of states other than Colorado have held that, in certain instances, a controlling shareholder of a corporation involved in a merger has a fiduciary duty to the other shareholders that requires that the merger be fair to such other shareholders. In determining whether a merger is fair to minority shareholders, such courts have considered, among other things, the type and amount of consideration to be received by the shareholders and whether there were fair dealings among the parties. In the leading case in this area, the Delaware Supreme Court indicated in Weinberger v. UOP, Inc. that, in most cases, the remedy available in a merger that is found not to be "fair" to minority shareholders is the right to appraisal or a damages remedy.

     Pursuant to Section 7-111-104 of the Colorado Business Corporation Act (the "CBCA"), after Orion has obtained 90% ownership of Guaranty, Orion will be able to effect a short-form merger without the approval of the board of directors or minority shareholders of Guaranty. If the Minimum Share Condition is satisfied, and the Offer is consummated, Orion and the Subsidiaries will own at least 90.3% of the outstanding Shares, based on the number of Shares outstanding on November 3, 1997.

     If Orion consummates the Merger, the shareholders of Guaranty will have the right to dissent therefrom and to obtain payment for the fair value of their Shares provided they comply with the provisions of and procedures set forth in the Article 113 of the CBCA.

     Statutory appraisal rights are not available under Colorado law with respect to the Offer. See "Dissenters' Rights--the Merger" below.

     (e) Guaranty's Charter Documents; The Shareholder Agreement; The Rights Plan and Other Matters. Guaranty's Articles of Incorporation, as amended and restated, authorize Guaranty's Board of Directors to set the terms of, and provide for the issuance of, one or more series of preferred stock without the vote of Guaranty's existing shareholders. In the event that the Board of Directors of Guaranty authorizes the issuance by Guaranty of preferred stock upon terms that would render consummation of the Offer impracticable or undesirable to Orion, Orion will have no obligation to accept for payment or pay for any Shares pursuant to the Offer. Pursuant to the Shareholder Agreement, three members of the present Board of Directors of Guaranty have been nominated by Orion. Guaranty's Board of Directors consists of ten members. As indicated under SPECIAL FACTORS--Background of the Offer, Orion undertook during the 1996 Tender Offer that no repurchase of its own shares would be made by Guaranty without the approval of a majority of directors of Guaranty who are not employees or directors of Orion. As described elsewhere in this Offer to Purchase, the Merger Agreement provides that if Orion purchases Shares pursuant to the Offer, the Shareholder Agreement terminates.

     In November 1991, the Board of Directors of Guaranty approved the adoption of a Rights Agreement and in connection therewith declared a dividend distribution of one Right for each outstanding Share until such time as separate Rights certificates are distributed (the "Distribution Date") or the Rights are redeemed or expire. When exercisable, each Right will entitle a holder to purchase from Guaranty a unit consisting of one one-hundredth of a share of a new series of Guaranty's preferred stock at a purchase price of $60 per share. The Rights become exercisable ten days following a public announcement that a person or group of persons (other than "Exempt Persons") has acquired or obtained the rights to acquire beneficial ownership of 20% or more of Guaranty's common stock or ten business days following announcement of a tender offer or exchange offer that could result in beneficial ownership of 20% or more of Guaranty's common stock. Prior to consummation of such a transaction, each holder of a Right is entitled to purchase shares of Guaranty's common stock having a value equal to two times the exercise price of the Right. Guaranty has the right to redeem the Rights at $.01 per Right prior to the time they become exercisable. The Rights will expire on December 30, 2001. In accordance with the form of Rights Agreement included in Guaranty's Current Report on Form 8-K filed with the SEC on December 19, 1991, Orion believes, and has been advised that Guaranty agrees, that it and its subsidiaries are "Exempt Persons" as defined in the Rights Agreement, that at the present time the Rights are not exercisable, that the Rights Plan is not applicable to the Offer or the Merger and that the Offer will not result in the Rights becoming exercisable.

(f) The Merger Agreement

     Guaranty and Orion have entered into the Merger Agreement, which provides that, subject to the satisfaction or waiver of the conditions to the Merger, Transition will be merged with and into Guaranty, and Guaranty will be the surviving company. References to the terms and conditions of the Merger Agreement in this Offer to Purchase are qualified in their entirety by reference to the detailed provisions of the Merger Agreement, a copy of which has been filed with the SEC as part of Orion's Tender Offer Statement on Schedule 14D-1.

     Upon the effectiveness of the Merger (the "Effective Time"): (i) each issued and outstanding Share (other than Shares held in Guaranty's treasury or by Orion or any Subsidiary of Orion and other than shares held by shareholders who have properly exercised dissenters' rights with respect to such Shares ("Dissenting Shares"), under Sections 7-113-101 to 7-113-307 of the CBCA) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger price of $36.00 net in cash, without interest; (ii) each share of common stock, par value $1.00 per share, of Transition issued and outstanding immediately prior to the Effective Time shall be converted into and exchangeable for one share of common stock par value $1.00 per share, of the surviving company; (iii) each Share held by Orion or any wholly-owned subsidiary of Orion immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger as shares of the surviving company. Any Shares which are held in the treasury of Guaranty or by any subsidiary of Guaranty shall be cancelled, retired and cease to exist and no payment shall be made with respect thereto. Each remaining Share, other than Shares held by persons who have taken all steps necessary to perfect their rights as dissenting shareholders to receive the fair value of such stock under Sections 7-4-123 and 7-4-124 of the CBCA shall forthwith be cancelled and cease to exist by virtue of the Merger and without any action on the part of any holder thereof. After the Merger, holders of the Tender Shares that were outstanding prior to the Effective Time of the Merger will possess no interest in, or rights as the shareholders of, Guaranty or the surviving company; and
(iv) each option outstanding, pursuant to Guaranty's equity incentive plans for key employees, whether or not then exercisable, shall be converted into or replaced by an option, granted under one of Orion's equity incentive plans for key employees, to purchase a number of shares of Orion common stock at an exercise price adjusted (as to both number of shares and exercise price) to reflect differences between the Merger Price and the market price of Orion's common stock prior to the Merger.

     As soon as practicable after the satisfaction or waiver of the conditions to the Merger (and unless the Merger Agreement is terminated as provided in the Merger Agreement), articles of merger will be delivered to the Secretary of State of Colorado, and the Merger will become effective following the filing of the Articles of Merger by the Secretary in accordance with the provisions of the CBCA (referred to as the "Effective Time" above).

     As indicated elsewhere in this Offer to Purchase, if Orion consummates this Offer without the Minimum Share Condition having been waived it will own at least 90.3% of the Shares (based on the number of Shares outstanding on November 3, 1997) and will be able to effect the Merger pursuant to Section 7-111-104 of the CBCA without approval by the Board of Directors or the other shareholders of Guaranty.

     Guaranty and Orion make various covenants in the Merger Agreement. From the date of the Merger Agreement to the Effective Time of the Merger, each of Guaranty and its subsidiaries has agreed, among other things: (i) to conduct its operations according to its ordinary and usual course of business and consistent with past practice and to use its best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it (which includes, among other things, the obligation not to sell or lease certain assets out of the ordinary course of business, without the consent of Orion, not to enter into any employment agreements with any director, officer or employee or make certain changes in their compensation (except for normal increases in the ordinary course of business), not to make certain changes in employee benefit plans or incur any funded indebtedness for borrowed money out of the ordinary course of business, without the consent of Orion); (ii) to use its best efforts to consummate the transactions contemplated by the Merger Agreement; (iii) not to solicit or initiate discussions or negotiations for certain corporate transactions with other parties or furnish any such party with any information, except as may be required by law, for the purpose of making or pursuing such a corporate transaction; and (vi) until the Effective Time, not to set record dates or declare dividends other than a dividend in respect of the fourth quarter of 1997 not in excess of $0.125 per Share.

     In the Merger Agreement, Orion makes a number of covenants, under which Orion has agreed, among other things: (i) to provide the exchange agent for the Merger with the funds necessary to pay the Merger Price.

     The respective obligations of Orion and Guaranty to consummate the Merger are subject to, among other things, the following conditions: (i) approval of the Merger by the shareholders of Guaranty in accordance with applicable law (which will not be required if the Merger is effected by Orion pursuant to Section 7-111-104 of the CBCA); (ii) no statute, rule, regulation, executive order, decree or injunction being enacted, promulgated or enforced by any court or governmental authority that prohibits or restricts the consummation of the Merger; (iii) the receipt of all regulatory approvals (including state insurance regulatory approvals) by Orion, if any, and Guaranty which are necessary to consummate the Merger on terms and conditions satisfactory to Orion.

     The obligation of Guaranty to effect the Merger is further subject to Orion having performed in all material respects its obligations under the Merger Agreement required to be performed by it, or Guaranty having waived such performance, at or prior to the Effective Time pursuant to the terms thereof.

     The obligation of Orion to effect the Merger is further subject to the satisfaction or waiver by it at or prior to the Effective Time of the following conditions: (i)(A) the representations and warranties of Guaranty set forth in the Merger Agreement shall be true and correct in all material respects on the date thereof and (B) Guaranty shall not have breached in any material respect any covenant contained in the Merger Agreement; (ii) the number of Dissenting Shares shall not exceed 5% of the Shares outstanding (other than those owned by Orion and its Subsidiaries); and (iii) no event shall have occurred or be threatened which has, or might have, an effect on the business of Guaranty that is materially adverse to the business, operations or financial condition of Guaranty and its subsidiaries taken as a whole.

     The Merger Agreement permits Orion and Guaranty to waive (in the case of Guaranty, with the approval of a majority vote of the Independent Directors) satisfaction of any condition in the Merger Agreement.

     Guaranty's Articles of Incorporation and By-Laws contain provisions for indemnification of directors and officers in certain circumstances, and the Merger Agreement provides for the continuation of all rights to indemnification as in effect as of the date of the execution of the Merger Agreement for a period of not less than the statutes of limitation applicable to such matters. Additionally, from and after the merger, Orion shall guarantee Guaranty's indemnification obligations to Guaranty's current directors and shall cause to be maintained certain directors' and officers' liability insurance. See "SPECIAL FACTORS--Interests of Certain Persons in the Transactions; Securities Ownership; Related Transactions."

     The Merger Agreement may be terminated and the Merger may be abandoned prior to its effectiveness notwithstanding the approval of the Merger Agreement by Guaranty's shareholders, (a) by mutual written consent, or (b) by Guaranty (with the approval of a majority vote of the Independent Directors) or Orion if
(i) the Merger shall not have occurred on or before March 31, 1998 (provided that this right to terminate shall not be available to any party whose willful failure to fulfill any obligation under the Merger Agreement has been the cause of or has resulted in the failure of the Merger to occur), or (ii) any court of competent jurisdiction in the United States or any other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable.

     The Boards of Directors of Guaranty and Orion may, with the approval of a majority vote of the Independent Directors, amend the Merger Agreement at any time before or after its approval by the shareholders of Guaranty. However, after shareholder approval, no amendment may be made that decreases the Merger price or that adversely affects the rights of any shareholders, without the further approval of such shareholders.

     (g) Dissenters' Rights -- the Merger. Under Article 113 of the CBCA ("Article 113"), holders of Shares who exercise their dissenters' rights in accordance with Article 113 in connection with the Merger will be entitled to have the "fair value" of their Shares paid to them in cash by complying with the provisions of Article 113. The term "fair value" is defined in Article 113 to mean the value of the Shares immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger except to the extent that such exclusion would be inequitable. FAILURE TO COMPLY STRICTLY WITH THE PROCEDURE SET FORTH IN ARTICLE 113 OF THE CBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS. If the Merger is effected, holders of Shares will receive detailed information regarding their dissenters' rights under Article 113 of the CBCA.

12.  FEES AND EXPENSES

     Orion has retained State Street Bank and Trust Company to act as Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. D.F. King has been retained by Orion as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners. Reasonable and customary compensation will be paid for such services. DLJ is acting as Dealer Manager and financial adviser in connection with the Offer. Orion has agreed to pay DLJ a fee of $200,000 for such services. In 1996 DLJ acted in a similar capacity in connection with the 1996 Tender Offer and in July 1995, DLJ acted as co-manager for Orion's $100 million Senior Note offering. In 1996-1997, DLJ has advised Orion in various transactions, including acting as lead manager in connection with issuance by Orion of $125 million of trust preferred securities. Orion has agreed to reimburse the Depositary, the Dealer Manager and the Information Agent for reasonable out-of-pocket expenses and to indemnify each of them against certain liabilities and expenses, including, in the case of the Dealer Manager and Information Agent, certain liabilities under the federal securities laws.

     It is estimated that the expenses incurred by Orion in connection with the Offer and the Merger will be approximately as set forth below (if all of the Shares other than those held by Orion's and the Subsidiaries are purchased):

    Filing Fees...............................................................  $ 21,200
    Printing and mailing fees.................................................  $100,000
    Accounting and legal fees.................................................  $400,000
    Dealer Manager fee........................................................  $200,000
    Depositary fees...........................................................  $ 27,500
    Miscellaneous.............................................................  $ 51,300
                                                                                --------
                                                                                $800,000
                                                                                ========

     Except as set forth herein, Orion will not pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed for customary mailing and handling expenses incurred by them in forwarding material to their customers. Except as set forth in this Offer to Purchase, no persons or classes of persons have been employed or retained or are to be compensated by Orion or by any person, to make solicitations or recommendations in connection with the Offer, and no officer, employee or class of employees or corporate asset of Guaranty has been or is proposed to be employed, availed or utilized by Orion in connection with the Offer.

13.  MISCELLANEOUS

     The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Orion may, at its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions whose securities laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Orion, if at all, only by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

     Orion will file with the SEC a transaction statement on Schedule 13E-3 and a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 13e-3 and Rule 14d-3 respectively of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and Schedule 13G-3 and any amendments thereto, including exhibits, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth in THE OFFER--Section 7.

     No person has been authorized to give any information or make any representation on behalf of Orion not contained in this Offer to Purchase or the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

                                          ORION CAPITAL CORPORATION

November 5, 1997

                                                                         ANNEX I

                   DIRECTORS AND EXECUTIVE OFFICERS OF ORION

     Set forth below are the name, business address, position with Orion, and present principal occupation or employment and five-year employment history of each director and executive officer of Orion. Each person listed below is a citizen of the United States except Gordon F. Cheesbrough who is a citizen of Canada. Except as indicated in this Annex I, none of the persons listed below is a director of Guaranty or, except as indicated in Annex II to this Offer to Purchase, beneficially owns Shares. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Orion. All officers serve at the pleasure of the Board of Directors of the entity named.

                                               PRESENT PRINCIPAL OCCUPATION OR
                                                EMPLOYMENT/MATERIAL POSITIONS
       NAME AND ADDRESS                        HELD DURING THE PAST FIVE YEARS
W. Marston Becker (1).........  Chairman of the Board and Chief Executive Officer of Orion
  Orion Capital Corporation     and each of the Subsidiaries since January 1, 1997, Vice
  9 Farm Springs Road           Chairman of the Board of Orion from March 8, 1996 to December
  Farmington, CT 06032          31, 1996; President and Chief Executive Officer of DPIC
                                Companies, Inc. ("DPIC Companies"), a subsidiary of Orion, from July 1994 to June 1996; Senior Vice President of Orion and Orion Capital Companies ("OC Companies") from July 1994 to March 1996; President and Chief Executive Officer of
                                McDonough Caperton Insurance Group, an insurance brokerage firm, from March 1987 to July 1994.
Gordon F. Cheesbrough(1)......  Chairman, Chief Executive Officer and member of the Executive
  Scotia Capital Markets        Council of Scotia McLeod, Inc. (an international integrated
  40 King Street West           investment dealer) since 1993; President and Chief Operating
  Scotia Plaza, 66th Floor      Officer of Scotia McLeod, Inc. from 1990 to 1993.
  Toronto, Ontario M5W 2X6
  Canada
Bertram J. Cohn(1)............  Managing Director, First Manhattan Company (investment
  437 Madison Avenue,           bankers) since 1982.
  30th Floor
  New York, NY 10022
John C. Coleman(1)............  Private investor and consultant; Director of Premier Farnell
  4 Briar Lane                  PLC.
  Glencoe, IL 60022
Victoria R. Fash(1)...........  Executive Vice President and Chief Financial Officer of
  Cognizant Corporation         Cognizant Corporation since November 1996; Senior Vice
  200 Nyala Farms Road          President -- Business Strategy of The Dun & Bradstreet
  Westport, Connecticut 06880   Corporation from 1995 to November 1996; Vice
                                President -- business operations planning of The Dun &
                                Bradstreet Corporation from 1994-1995; Assistant to the
                                President of The Dun & Bradstreet Corporation from 1991 to
                                1994.
Robert H. Jeffrey(1)..........  Chairman of the Board, Jeflion Investment Company since 1994;
  The Jeffrey Company           President of the Jeflion Investment Company from 1974 to
  88 E. Broad Street,           1994; Chairman of the Board, The Jeffrey Company (a privately
  Suite 1560                    held investment company which is the parent of Jeflion
  Columbus, OH 43215            Investment Company) since 1994; President of the Jeffrey
                                Company from 1973 to 1994.

                                               PRESENT PRINCIPAL OCCUPATION OR
                                                EMPLOYMENT/MATERIAL POSITIONS
       NAME AND ADDRESS                        HELD DURING THE PAST FIVE YEARS
Warren R. Lyons(1)............  Chairman, Avco Financial Services (a financial services
  Avco Financial Services       company and a subsidiary of Textron Inc.) since August 1995;
  600 Anton Boulevard           President of Avco Financial Services from 1989 to July 1995.
  Costa Mesa, CA 92628C
James K. McWilliams(1)........  Proprietor of McWilliams & Company and general partner of
  McWilliams & Company          McWilliams Associates (investment counselors) since 1967;
  2288 Broadway, #8             General Partner, Mt. Eden Vineyards, Inc. since 1986.
  San Francisco, CA 94115
Ronald W. Moore(1)............  Adjunct Professor of Business Administration, Graduate School
  Morgan Hall                   of Business Administration, Harvard University since 1990;
  Soldiers Field                Director of CMAC Investment Corporation.
  Boston, MA 02163
Robert B. Sanborn(1)..........  Senior Executive Consultant to Orion since March 1, 1995;
  87 Farm Lane                  Vice Chairman of the Board of Orion from March 1, 1994 to
  South Dennis, MA 02660        February 28, 1995; President and Chief Operating Officer of
                                Orion from 1987 to 1994; Chairman of the American Insurance
                                Association (a property and casualty insurance company trade group) from January 1993 to January 1994; Director of
                                Guaranty National Corporation, Intercargo Corporation and
                                Nobel Insurance Limited.
William J. Shepherd(1)........  Private investor; Chairman, Chemical New Jersey Holdings (a
  109 Golf Edge                 bank holding company) from 1990 to 1991, Chairman, Chemical
  Westfield, NJ 07090           Bank New Jersey (a commercial bank) from 1989 to 1991;
                                Director of Guaranty National Corporation.
John R. Thorne(1).............  Morgenthaler Professor of Entrepreneurship, Graduate School
  Furnace Run                   of Industrial Administration of Carnegie Mellon University
  Laughlintown, PA 15655        since 1986; Chairman, The Enterprise Corporation of
                                Pittsburgh (a private, non-profit corporation encouraging and supporting entrepreneurial businesses) since 1983; a general partner of Pittsburgh Venture Partners, the general partner of the Pittsburgh Seed Fund (a private venture capital fund)
                                since 1985.
William B. Weaver(1)..........  President of Weaver Capital Management (a money management
  237 Park Avenue               firm based in New York City) from 1996 to the present;
  Suite 900                     Managing Director of Lehman Brothers, Head of the Financial
  New York, New York 10017      Services Group and a member of the Investment Banking
                                Management Committee from 1993 to 1996; Chief Operating
                                Officer of the Investment Banking Department of the First
                                Boston Corporation from 1991 to 1993; and Managing Director in The First Boston Corporation's M&A Group from 1985 to
                                1993.
Raymond W. Jacobsen...........  President of EBI Companies, Inc. ("EBI"), a subsidiary of
  EBI Companies, Inc.           Orion, since June 30, 1997; Senior Vice President of Orion
  500 Park Blvd.                since July 1994; Vice President of Orion from March 1990 to
  Suite 900                     July 1994; Chairman of EBI from July, 1996 to June 30, 1997.
  Itasca, IL 60143              President and Chief Executive Officer of EBI from June 1,
                                1993 to March 1996; Acting President and Chief Executive
                                Officer of Connecticut Specialty, a subsidiary of Orion, from
                                October 17, 1995 to November 1996, and Senior Vice President
                                of OC Companies since March, 1990; Executive Vice President of the EBI from December 1989 to May 31, 1993.

                                               PRESENT PRINCIPAL OCCUPATION OR
                                                EMPLOYMENT/MATERIAL POSITIONS
       NAME AND ADDRESS                        HELD DURING THE PAST FIVE YEARS
Daniel L. Barry...............  Senior Vice President and Chief Financial Officer of Orion
  Orion Capital Corporation     since January 1, 1997; Vice President and Chief Financial
  9 Farm Springs Road           Officer from March 1996 to December 1996; Vice President and
  Farmington, CT 06032          Controller from October 1987 to March 31, 1996; Vice Chairman of SecurityRe, Inc., subsidiary of Orion, from 1989 to March
                                1997; Senior Vice President of OC Companies since January
                                1989; Controller of the Subsidiaries from October 1986 to
                                December 31, 1996.
Michael P. Maloney............  Senior Vice President, General Counsel and Secretary of Orion
  Orion Capital Corporation     since January 1, 1997; Vice President, General Counsel and
  9 Farm Springs Road           Secretary of Orion since August 1975 to December 31, 1996;
  Farmington, CT 06032          Senior Vice President and Assistant Secretary of each of the
                                Subsidiaries since March 1987.

William G. McGovern...........  Vice President and Chief Actuary of Orion from March, 1990;
  Orion Capital Corporation     Senior Vice President and Chief Actuary of each of the
  9 Farm Springs Road           Subsidiaries since October 1989.
  Farmington, CT 06032

Vincent T. Papa...............  Senior Vice President of Orion since January 1, 1997; Vice
  Wm. H. McGee & Co., Inc.      President and Treasurer of Orion from June 1985 to December
  Two World Trade Center        31, 1996; Chairman of Wm. H. McGee & Co., Inc., ("McGee") a
  New York, NY 10048            wholly- owned subsidiary of Orion, since September 30, 1995;
                                Senior Vice President of each of the Subsidiaries since March
                                1987; Treasurer from December 1990 to March 1996.

Raymond J. Schuyler...........  Senior Vice President and Chief Investment Officer of Orion
  Orion Capital Corporation     since January 1, 1997; Vice President -- Investments of Orion
  600 Fifth Avenue              from June 1984 to December 1996; Senior Vice
  New York, NY 10020            President -- Investments of each of the Subsidiaries since
                                March 1986.

Robert T. Claiborne...........  Vice President, Portfolio Manager and Director of Research of
  Orion Capital Corporation     Orion since January 1, 1997; Assistant Vice President and
  600 Fifth Avenue              Portfolio Manager, Director of Research from March 1994 to
  New York, NY 10020            December 31, 1996; Investment Analyst from September 1990 to
                                March 1994.

Claudia F. Lindsay............  Vice President of Orion since January 1, 1997; Vice
  Orion Capital Corporation     President -- Business Development of the Subsidiaries since
  9 Farm Springs Road           September 1996; President of Strategic Marketing & Research,
  Farmington, CT 06032          Inc. from 1995 to 1996; Vice President of Anthem Financial from 1994 to 1995; Managing Partner & Chief Financial Officer
                                of McDonough Caperton Insurance Group from 1985 to 1994.

Craig A. Nyman................  Vice President and Treasurer of Orion since January 1, 1997;
  Orion Capital Corporation     Assistant Vice President and Assistant Treasurer from June
  9 Farm Springs Road           1988 to December 31, 1996; Vice President and Treasurer of OC
  Farmington, CT 06032          Companies and each of the Subsidiaries since March 1996; Vice
                                President and Assistant Treasurer from 1991 to March 1996.

                                               PRESENT PRINCIPAL OCCUPATION OR
                                                EMPLOYMENT/MATERIAL POSITIONS
       NAME AND ADDRESS                        HELD DURING THE PAST FIVE YEARS
Stephen M. Mulready...........  Vice President of Orion since January 1, 1997; President of
  Connecticut Specialty         Connecticut Specialty since November 1996; Senior Vice
  9 Farm Springs Road           President -- Strategic Underwriting and Product Development
  Farmington, CT 06032          of Travelers/Aetna Property Casualty Corporation from January
                                1996 to November 1996; Senior Vice President -- National
                                Commercial Accounts of Aetna Life & Casualty from 1994 to
                                1996; Vice President, Field Operations -- National Commercial
                                Accounts of Aetna Life & Casualty from 1991 to 1994.
Thomas M. Okarma..............  Vice President of Orion since January 1, 1997; President and
  DPIC                          Chief Executive Officer of DPIC since July 1996; Senior Vice
  2959 Monterey-Salinas         President -- Chief Claims Officer of DPIC since December 1995
  Highway                       to June 1996; President of Professional Concepts Insurance
  Monterey, CA 93940            Agency and Executive Vice President of AVA Insurance Agency,
                                Inc., from February 1984 to November 1995.

Victor L. Matthews............  Chief Financial Officer of McGee since July 1997; Vice
  Wm. H. McGee & Co., Inc.      President and Controller of Orion from January 1, 1997 to
  Two World Trade Center        July 1997, Assistant Vice President and Assistant Controller
  New York, NY 10048            of Orion from July 1990 to December 31, 1996.

David B. Semeraro.............  Vice President of Orion since January 1, 1997; Vice President
  Orion Capital Corporation     and Chief Information Officer of each of the Subsidiaries
  9 Farm Springs Road           since April 1996; Vice President -- Business & Technology
  Farmington, CT 06032          Solutions of Connecticut Mutual Life Insurance Company from
                                November 1990 to April 1996.

Kevin W. Sullivan.............  Vice President and Assistant Chief Investment Officer of
  Orion Capital Corporation     Orion since January 1, 1997; Assistant Vice President and
  600 Fifth Avenue              Assistant Chief Investment Officer from 1989 to December 31,
  New York, NY 10020            1996.

---------------
(1) Director of Orion

                                                                        ANNEX II

                 GUARANTY SHARE OWNERSHIP AND OTHER INFORMATION

                         GUARANTY NATIONAL CORPORATION

     Based on information provided by Guaranty, the directors and executive officers of Guaranty as of October 31, 1997 beneficially owned Shares (including Shares outstanding, Shares subject to options exercisable within 60 days of October 31, 1997 and restricted Shares) as set forth in the following table:

                                                                       AMOUNT AND
                                                                         NATURE         PERCENT
                                                                      OF BENEFICIAL       OF
                                  NAME                                  OWNERSHIP        CLASS
    Tucker Hart Adams...............................................         -0-          -0-
    W. Marston Becker...............................................       2,450            *
    Shelly J. Hengsteler............................................       1,069            *
    Dennis J. Lacey.................................................         400            *
    Arthur J. Mastera...............................................      40,341           .3%
    M. Ann Padilla..................................................         506            *
    Vincent T. Papa.................................................         -0-          -0-
    Michael L. Pautler..............................................      43,237           .3%
    James R. Pouliot................................................      47,253           .3%
    Fred T. Roberts.................................................       2,556            *
    Robert B. Sanborn...............................................         321            *
    William J. Shepherd.............................................       1,605            *
    Richard R. Thomas...............................................       1,500            *
    Philip H. Urban.................................................       6,234            *
    Roger B. Ware...................................................      92,071           .6%

------------------------------

* Less than .1%.

     For purposes of this Annex II, the address of each officer and director of Guaranty is that of its principal executive offices set forth in this Offer to Purchase.

     According to information provided by Guaranty, as of October 31, 1997, the number of Shares underlying outstanding unexercised options held by the directors and executive officers of Guaranty was as follows:

                                                                 NUMBER OF UNEXERCISED OPTIONS
                                                                -------------------------------
                               NAME                             EXERCISABLE       UNEXERCISABLE
                                                                  WITHIN
                                                                  60 DAYS
    Roger B. Ware.............................................     61,000                 --
    Fred T. Roberts...........................................         --                 --
    Arthur J. Mastera.........................................     34,168              9,503
    Michael L. Pautler........................................     37,271              9,813
    James R. Pouliot..........................................     43,080             24,240
    Shelly J. Hengsteler......................................        574              1,722
    Philip H. Urban...........................................      6,234             18,699

     None of the foregoing persons has effected any transactions in the Shares in the last 60 days.

                                     ORION

     Except to the extent that the officers and directors of Orion and the Subsidiaries may be deemed to "beneficially own" Shares by reason of their voting power or investment power with respect to the Shares owned by Orion and the Subsidiaries, and except for the 2,450 Shares beneficially owned by W. Marston Becker, Chairman and Chief Executive Officer of Orion and of Guaranty, 321 Shares beneficially owned by Robert B. Sanborn, a Director of Orion and of Guaranty, 1,605 Shares beneficially owned by William J. Shepherd, a Director of Orion and of Guaranty, 481 Shares beneficially owned by John R. Thorne, a Director of Orion, 321 Shares beneficially owned by Kevin W. Sullivan, Vice President and Assistant Chief Investment Officer of Orion and the Subsidiaries, and 350 Shares beneficially owned by Peter M. Vinci, Vice President and Controller of Subsidiaries, no officer or director of Orion nor any of its wholly-owned subsidiaries beneficially owns, or has the right to acquire, directly or indirectly, any Shares or has effected any transaction in Shares since July 1, 1997.

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares, and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

                               The Depositary is:
                      STATE STREET BANK AND TRUST COMPANY

           By Mail:                 By Overnight Courier:                By Hand:
  State Street Bank and Trust    State Street Bank and Trust      Securities Transfer and
             Company                       Company               Reporting Services, Inc.
   Corporate Reorganization       Corporate Reorganization       Corporate Reorganization
         P.O. Box 9061               70 Campanelli Drive             1 Exchange Plaza
     Boston, MA 02205-8686           Braintree, MA 02184          55 Broadway, 3rd Floor
                                                                    New York, NY 10006

                      Facsimile Transmission Copy Number:
                                 (617) 794-6333

                            Confirm by Facsimile to:
                                 (617) 794-6388

                     Shareholder Inquiries: 1-800-426-5523

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers specified below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact his broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                           The Information Agent is:
                                D.F. KING & CO.

                                77 Water Street
                               New York, NY 10005
                                 (212) 269-5550
                                 (Call Collect)

                         CALL TOLL FREE (800) 290-6429

                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                277 Park Avenue
                            New York, New York 10172
                         (212) 892-7700 (Call Collect)